OFFER TO PURCHASE, DATED OCTOBER 24, 2014,

EXHIBIT (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

DIALOGIC INC.

at a net price per share of $0.15

by

DIALOGIC MERGER INC.

a wholly owned subsidiary of

DIALOGIC GROUP INC.

and a controlled affiliate of

NOVACAP TMT IV, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM,

EASTERN TIME, ON FRIDAY, NOVEMBER 21, 2014, UNLESS THE OFFER IS EXTENDED

Dialogic Merger Inc., a Delaware corporation (the “Purchaser,” “we,” or “us”) and a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (the “Parent”), and a controlled affiliate of Novacap TMT IV, L.P., a limited partnership organized under the law of Quebec (the “Sponsor”), is offering to purchase for cash all of the outstanding shares (each a “Share” and collectively the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Company”), at a purchase price equal to $0.15 per share (the “Offer Price”), other than any Excluded Shares (as defined below), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as each may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, constitute the “Offer.”

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions set forth therein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation of the Merger as a wholly-owned subsidiary of Parent. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (excluding Shares held by: (A) the Company (as treasury stock), and Parent, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries (the “Excluded Shares”), which will be automatically cancelled without payment of any consideration therefor, and (B) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Merger, the Company will cease to be a publicly traded company and will cease to file reports and other documents with the U.S. Securities and Exchange Commission (the “SEC”). Under no circumstances will interest be paid on the purchase price for any Shares, regardless of any extension of the Offer or any delay in making payment therefor.

Consummation of the Offer is not subject to any financing condition. However, the Offer is conditioned upon, among other things: (a) the Merger Agreement not being terminated in accordance with its terms, (b) satisfaction of the Minimum Tender Condition (as described below), (c) receipt of any required consents under the Credit Agreement by and among the Company, the lenders that are signatories thereto and Wells Fargo

Foothill Canada ULC, dated as of March 5, 2008, as amended (the “Wells Fargo Credit Agreement”), and (d) consummation of the Exchange Agreement Transactions (as defined in Section 12 – “The Merger Agreement; Other Agreements – Exchange Agreement”) prior to any then scheduled Expiration Time (as defined below). The Offer also is subject to certain other conditions as described in Section 2 – “Certain Conditions of the Offer” beginning on page 15.

The Minimum Tender Condition requires there being validly tendered in the Offer and not validly withdrawn, prior to and at any then scheduled Expiration Time, a number of Shares that, when added to (without duplication of Shares) the number of Shares owned by Parent and its subsidiaries as of immediately prior to the Expiration Time (and after the consummation of the Exchange Agreement Transactions), represent at least one more share than 90% (without duplication) of (x) the outstanding Shares as of immediately prior to the Expiration Time (and after the consummation of the Exchange Agreement Transactions), plus (y) the aggregate number of Shares issuable to holders of equity awards from which the Company or its representatives have received notices of exercise prior to the Expiration Time (and as to which Shares have not yet been issued to such exercising holders of equity awards). Based on the current capitalization of the Company (and after giving effect to the Exchange Agreement Transactions), the Minimum Tender Condition would be satisfied if at least 67,135,540 Shares were tendered in the Offer and not validly withdrawn prior to the then scheduled Expiration Time.

As discussed below under Section 12 – “The Merger Agreement; Other Agreements – Support Agreements” and “The Merger Agreement; Other Agreements – Agreement to Exchange, Tender and Sell” beginning on pages 59 and 55, respectively, after the consummation of the Exchange Agreement Transactions and assuming compliance with the terms of the Support Agreements (as defined below), stockholders of the Company that will hold in the aggregate 68,679,306 Shares (which will represent approximately 92% of the outstanding Shares) are contractually obligated to tender the Shares beneficially owned by them in the Offer. As a result, if the Offer is consummated and assuming that: (i) no Shares are issued by the Company after the date of this Offer to Purchase and (ii) the Shares beneficially owned by the stockholders who are parties to the Support Agreements are validly tendered in the Offer, the Minimum Tender Condition would be satisfied whether or not any other stockholder of the Company tenders its Shares in the Offer. Accordingly, following consummation of the Offer, we and Parent would have sufficient ownership of the outstanding Shares to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

For purposes of this Offer to Purchase, a “business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the City of New York or in the City of Montreal.

The Offer will expire at 11:59 PM (Eastern time) on Friday, November 21, 2014 (the “Expiration Time,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the Expiration Time will be the latest time and date at which the Offer, as so extended by Purchaser, shall expire). Pursuant to applicable law, we will notify Company stockholders of any extension of the Expiration Time.

The Board of Directors of the Company (the “Company Board”), upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”), among other things, with the approval of all members of the Company Board except for Mr. Rajneesh Vig, a director affiliated with the Tennenbaum Funds (as defined below) who recused himself from and abstained from voting on the resolutions as a result of his interest in Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP (collectively, the “Tennenbaum Funds”), duly adopted resolutions:

•	authorizing and approving the execution, delivery and performance of the Merger Agreement, the Exchange Agreement and the Limited Guarantee and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions);

•	approving and declaring advisable the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions);

•	declaring that the terms of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) are fair to and in the best interests of the stockholders of Company;

•	recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement; and

•	approving, for purposes of Section 203(a)(1) of the DGCL, the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on “business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Purchaser, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements.

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, you should either: (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions in such Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing the tendered Shares and any other required documents to Computershare Trust Company, N.A., which has agreed to act as the depositary for the Offer (the “Depositary”), (ii) in the case of Shares held in book-entry form, tender such Shares by book-entry transfer by following the procedures described in Section 4 – “Procedures for Accepting the Offer and Tendering Shares,” beginning on page 18 of this Offer to Purchase, or (iii) tender such Shares by following the procedure for guaranteed delivery set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18, in each case prior to the Expiration Time. If your Shares are held in “street name” (i.e., registered in the name of a broker, dealer, commercial bank, trust company or other nominee), you must contact such broker, dealer, commercial bank, trust company or other nominee if you desire to tender such Shares. For more information about how to tender your Shares in the Offer, see Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18.

Requests for additional copies of this Offer to Purchase, the related Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Depositary at the address and telephone number set forth on the back cover of this Offer to Purchase, and copies will be furnished promptly at our expense. You may also obtain copies of this Offer to Purchase, the related Letter of Transmittal the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) and other documents the Company or we file with the SEC at the SEC’s website (www.sec.gov).

THIS OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

October 24, 2014

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the other documents referred to herein. You are urged to read carefully this Offer to Purchase (including any amendments thereto), the Letter of Transmittal, the Schedule 14D-9 and other documents referred to herein and therein in their entirety. Parent and Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning the Company contained herein and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Summarized below are the material terms of the Offer. Also provided below are some questions that you, as a holder of Shares, may have about the Offer and answers to those questions. In this summary term sheet, all references to “Parent” are to Dialogic Group Inc., all references to “Purchaser,” “we,” “us,” or “our” are to Dialogic Merger Inc., all references to the “Company” are to Dialogic Inc., all references to the “Sponsor” are to Novacap TMT IV, L.P. and all references to any discussion, negotiation, meeting or interaction with Sponsor shall hereinafter be understood to include Sponsor’s affiliated advisors, all references to the “Offer” are to the tender offer described in this Offer to Purchase and the related Letter of Transmittal, and all references to the “Merger” are to the merger between Purchaser and the Company contemplated by the Merger Agreement.

Shares Subject to the Offer	All of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Dialogic Inc., a Delaware corporation (the “Company”);

Price Offered per Security	$0.15 per Share (the “Offer Price”);

Scheduled Expiration Time	11:59 PM, Eastern time, on Friday, November 21, 2014 (the “Expiration Time”) unless the Offer is extended pursuant to the terms of the Merger Agreement, in which event the Expiration Time shall be the latest time and date at which the Offer, as so extended, shall expire. For a discussion of extensions to the Offer, see Section 1 – “Terms of the Offer; Expiration Time” beginning on page 14. If the Offer is extended, we will provide Company stockholders with notification thereof in accordance with applicable law.

Purchaser	Dialogic Merger Inc.

Minimum Tender Condition

The Offer is contingent on the satisfaction (or waiver) of certain conditions described in Section 2 – “Certain Conditions of the Offer,” beginning on page 15, including the Minimum Tender Condition, which requires there being validly tendered in the Offer and not validly withdrawn prior to and at any then scheduled Expiration Time a number of Shares that, when added to (without duplication of shares) the number of Shares owned by Parent and its subsidiaries as of immediately prior to the Expiration Time (and after the consummation of the Exchange Agreement Transactions), represent at least one more share than 90% (without duplication) of (x) the outstanding Shares as of immediately prior to the Expiration Time (and after the consummation of the Exchange Agreement

Transactions), plus (y) the aggregate number of Shares issuable to holders of company equity awards from which the Company or its representatives have received notices of exercise prior to the Expiration Time (and as to which Shares have not yet been issued to such exercising holders of company equity awards). Based on the current capitalization of the Company (and after giving effect to the Exchange Agreement Transactions), the Minimum Tender Condition would be satisfied if at least 67,135,540 Shares were tendered in the Offer and not validly withdrawn prior to the then scheduled Expiration Time.

As discussed below under Section 12 – “The Merger Agreement; Other Agreements – Support Agreements” and “The Merger Agreement; Other Agreements – Agreement to Exchange, Tender and Sell” beginning on pages 59 and 55, respectively, after the consummation of the Exchange Agreement Transactions and pursuant to the Support Agreements, stockholders of the Company holding in the aggregate 68,679,306 Shares (which will represent approximately 92% of the outstanding Shares following the Exchange Agreement Transactions) have agreed to tender the Shares beneficially owned by them in the Offer, subject to the terms and conditions of the Support Agreements. As a result, if the Offer is consummated and assuming that: (i) no Shares are issued by the Company after the date of this Offer to Purchase and (ii) the Shares beneficially owned by the stockholders who are parties to the Support Agreements are validly tendered in the Offer, then the Minimum Tender Condition would be satisfied whether or not any other stockholder of the Company tenders its Shares in the Offer and we and Parent would have sufficient ownership of the outstanding Shares to consummate the Merger pursuant to the “short-form merger” provisions of the General Corporation Law of the State of Delaware (“DGCL”) without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

Company Board Recommendation	The Board of Directors of the Company (the “Company Board”) upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”), among other things, with the approval of all members of the Company Board except for Mr. Rajneesh Vig, a director affiliated with the Tennenbaum Funds (as defined below) who recused himself from and abstained from voting on the resolutions as a result of his interest in the Special Value Opportunities Fund, LLC, Special Value Expansion Fund, LLC and Tennenbaum Opportunities Partners V, LP (collectively, the “Tennenbaum Funds”), duly adopted resolutions:

•	authorizing and approving the execution, delivery and performance of the Merger Agreement, the Exchange Agreement and the Limited Guarantee (as defined below) and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions;

•	approving and declaring advisable the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the

Limited Guarantee and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions);

•	declaring that the terms of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) are fair to and in the best interests of the stockholders of Company;

•	recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement; and

•	approving, for purposes of Section 203(a)(1) of the DGCL, the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on “business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Purchaser, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements.

Withdrawal Rights	You may withdraw previously tendered Shares at any time by delivering a written or facsimile notice of withdrawal with the required information to the Depositary prior to the Expiration Time.

Who is offering to buy my Shares?

Purchaser is a newly formed Delaware corporation and a wholly-owned subsidiary of Parent. Purchaser was formed solely in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger. Parent is a newly-formed Canadian corporation and is a controlled affiliate of Novacap TMT IV, L.P., a limited partnership organized under the laws of Quebec (“Sponsor”). For more information about Parent, Purchaser and Sponsor, see Section 9 – “Certain Information Concerning Purchaser, Parent, and Sponsor” beginning on page 25. Sponsor has guaranteed the performance and discharge of our and Parent’s payment obligations under the Merger Agreement and the Exchange Agreement, in each case when required to be paid pursuant to and in accordance with the Merger Agreement and/or the Exchange Agreement, up to a maximum aggregate amount of $34.2 million, on the terms and subject to the conditions of the Limited Guarantee. Sponsor has also committed to contribute (or cause one or more of its affiliates to contribute) to Parent, at or prior to the closing of the Offer, an aggregate amount in cash equal to $34.2 million, the sum of the amounts required to consummate the Offer, the Merger and the Sale Transaction (defined below) on the terms and subject to the conditions of the Equity Commitment Letter (as defined below).

What are the classes and amounts of Shares sought in the Offer?

We are offering to purchase all of the outstanding Shares at a purchase price per share equal to the Offer Price.

Why are you making the Offer?

The purpose of the Offer is to acquire control of, and ultimately if the Merger is consummated, acquire the entire equity interest of, the Company, while allowing the Company’s stockholders an opportunity to receive the Offer Price promptly by tendering their Shares into the Offer. If the Offer is consummated, we expect to consummate the Merger as promptly as practicable thereafter in accordance with the DGCL.

For more information regarding the purpose of the Offer and our plans for the Company following the closing of the Offer, see Section 13 – “Purpose of the Offer; Plans for the Company – Purpose of the Offer” beginning on page 59.

How much are you offering to pay for the Shares and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $0.15 per share of Common Stock, in each case net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions contained in this Offer to Purchase and in the Letter of Transmittal. If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay any brokerage fees or similar expenses. If, however, you own your Shares in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. For more information regarding the terms of the Offer, see Section 1 – “Terms of the Offer; Expiration Time” beginning on page 14.

Will you have the financial resources to pay for the Shares?

Yes, we will have sufficient resources available to us. We expect to require approximately $34.2 million to complete the Offer, the Merger and the Exchange Agreement Transactions (as defined below), Parent, our direct parent company, will provide us with sufficient funding to purchase all Shares accepted for purchase in the Offer and to acquire the remaining Shares in the Merger. Parent plans to finance the transaction with equity financing Sponsor, pursuant to the terms of an equity commitment letter executed in favor of Parent (the “Equity Commitment Letter”). The Equity Commitment Letter provides that Sponsor, on the terms and subject to the conditions set forth therein, has committed to contribute (or cause one or more of its affiliates to contribute) to Parent, at or prior to the closing of the Offer, an aggregate amount in cash equal to $34.2 million, the sum of the amounts required to consummate the Offer, the Merger and the Sale Transaction (defined below). For more information about the Equity Commitment Letter, see Section 12 – “The Merger Agreement; Other Agreements – Equity Commitment Letter” beginning on page 57. For more information about the source of funds for the Offer, see Section 10 – “Source and Amount of Funds” beginning on page 26.

The Offer is not conditioned upon any financing arrangements. For more information regarding the source of funds for the Offer, see Section 10 – “Source and Amount of Funds” beginning on page 26.

Is your financial condition relevant to my decision to tender in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	pursuant to the Equity Commitment Letter, Sponsor has committed to contribute (or cause to be contributed) to Parent an aggregate amount not to exceed $34.2 million prior to the Offer Closing (as defined below) and, as a result, we will have sufficient funds available to purchase all the Shares accepted for payment pursuant to the Offer; and

•	if we consummate the Offer, the consideration to be paid in the Merger for all Shares remaining outstanding will be the same price per Share paid for Shares in the Offer, both of which will be paid in cash.

What does the Company’s Board of Directors recommend with respect to the Offer and the Merger?

The Board of Directors of the Company (the “Company Board”) upon the unanimous recommendation of a special committee of independent directors (the “Special Committee”), among other things, with the approval of all members of the Company Board except for Mr. Vig, a director affiliated with the Tennenbaum Funds who recused himself from and abstained from voting on the resolutions as a result of his interest, duly adopted resolutions:

•	authorizing and approving the execution, delivery and performance of the Merger Agreement, the Exchange Agreement and the Limited Guarantee and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions;

•	approving and declaring advisable the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions);

•	declaring that the terms of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) are fair to and in the best interests of the stockholders of Company;

•	recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement; and

•	approving, for purposes of Section 203(a)(1) of the DGCL, the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on “business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Purchaser, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements.

A more complete description of the reasons the Company Board approved the Offer and the Merger is set forth in the Schedule 14D-9 that is being sent to you along with this Offer to Purchase.

How long do I have to decide whether to tender in the Offer?

You will have at least until 11:59 PM, Eastern time, on Friday, November 21, 2014, to decide whether to tender your Shares in the Offer unless we extend the Offer pursuant to the terms of the Merger Agreement. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use the guaranteed delivery procedure described in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18. If you hold your securities in “street name,” please give your broker, dealer, commercial bank, trust company or other nominee instructions sufficiently in advance of the Expiration Time in order to permit such nominee to tender your Shares by the Expiration Time. For more information, see Section 1 – “Terms of the Offer; Expiration Time” beginning on page 14 and Section 3 – “Acceptance for Payment and Payment for Shares” beginning on page 17. If the Offer is extended, including allowing for the satisfaction of the conditions to the Offer, we will issue a press release announcing such extension at or before 9:00 A.M., Eastern time, on the next business day after the date the Offer was otherwise scheduled to expire.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and as soon as practicable on the Business Day following the Expiration Time, pay for all such Shares (and not validly withdrawn in accordance with Section 5 – “Withdrawal Rights” beginning on page 20) at or prior to the Expiration Time. The time when sufficient funds for payment of the accepted Shares are deposited with the Depositary, who was appointed as paying agent under the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

Can the Offer be extended and under what circumstances?

Yes. If on the then-scheduled Expiration Time any of the Offer Conditions shall not be satisfied, or, in our sole discretion, waived, then we may, in our sole discretion, extend the Offer for one or more periods of not more than ten business days (or such greater number of days as the Company, Parent and Purchaser may agree).

We will also extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC applicable to the Offer.

Prior to the Expiration Time, we will be entitled to terminate the Offer if the conditions to the Offer have not been satisfied or waived as of such time. For further discussion of the conditions to the Offer and our right to terminate the Offer, see Section 1 – “Terms of the Offer; Expiration Time” beginning on page 14 and Section 2 – “Certain Conditions of the Offer” beginning on page 15.

How will I be notified if the Offer is extended?

If the Offer is extended, including to allow for the satisfaction of the conditions to the Offer, we will issue a press release announcing the extension at or before 9:00 A.M., Eastern time, on the next business day after the date the Offer was otherwise scheduled to expire in accordance with applicable law.

What are the most significant conditions of the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Tender Condition;

•	receipt of any required consents under the Wells Fargo Credit Agreement;

•	the Exchange Agreement Transactions having occurred and being in full force and effect (which we refer to as the “Exchange Agreement Condition”);

•	none of the following items having occurred and be continuing as of the Expiration Time:

(i) no temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction shall be in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger;

(ii) the inaccuracy, failure to comply with, or perform customary closing conditions with respect to representations, warranties and covenants of the Company;

(iv) a Company Material Adverse Effect (as defined below) has not occurred since October 10, 2014;

(v) failure to complete, to Parent’s reasonable judgment, certain Company actions to eliminate dormant subsidiaries and to eliminate intercompany loans;

(vi) failure to obtain a director and officer insurance policy covering the period from the Effective Time to the sixth anniversary of the date of the Effective Date (which we refer to as the “D&O Tail Condition”);

(vii) if any Eligible D&O Litigation (as defined below) shall have been commenced and shall not have been dismissed prior to the expiration of the Offer, then (x) the Company shall have notified all of its applicable carriers of director and officer insurance of the commencement of such Eligible D&O Litigation and (y) on or before the expiration of the Offer the primary carrier for the Company’s director and officer insurance shall have denied coverage of the claims in any Eligible D&O Litigation. The term “Eligible D&O Litigation” means that portion of (and only that portion of) the Transaction Litigation (as defined below) commenced prior to the expiration of the Offer in which claims are asserted by persons (other than by Parent, Purchaser and Sponsor or any of their respective affiliates) for monetary relief against the Company’s directors or officers (in their capacities as such), to the extent that such claims do not fall within the exclusions under, or exceed the monetary limits for, the primary director and officer liability insurance policy maintained by the Company; or

(viii) the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are in addition to, and not a limitation of, the rights of us and Parent to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed promptly by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

We and Parent expressly reserve the right to waive, in whole or in part, any condition of the Offer that is exclusively waivable by us, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, other than the Minimum Tender Condition and the D&O Tail Condition, which may be waived only with the prior written consent of the Company. However, we are not permitted to take any of the following actions without the Company’s written approval unless the Merger Agreement provides otherwise: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition or the D&O Tail Condition, (iv) impose additional conditions or modify or change any condition to the Offer in a manner adverse in any material respect to any stockholder of the Company, (v) extend or otherwise change the Expiration Time, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company. For further discussion of the conditions to the Offer, see Section 2 – “Certain Conditions of the Offer” beginning on page 15.

What are the Exchange Agreement Transactions?

Substantially simultaneously with the execution and delivery of the Merger Agreement, Parent, Purchaser, the Company, Dialogic Subsidiary, Obsidian, LLC, as agent under the Term Loan Agreement (as defined below) (“Obsidian”), and the Tennenbaum Funds, as lenders under the Term Loan Agreement, entered into an Agreement to Exchange, Tender and Sell (the “Exchange Agreement”), pursuant to which the Tennenbaum Funds agreed, on the terms and subject to the conditions set forth in the Exchange Agreement:

•	to contribute Term Loans (as defined below) to the Company, prior to the closing of the Offer, in the aggregate principal amount of $8.75 million (the “Exchange Term Loans”) in exchange for an aggregate of 58.3 million Shares, which number of Shares was determined based on a conversion price equal to the Offer Price (such transaction, the “Exchange Transaction”), immediately after which the Tennenbaum Funds will own more than 90% of total Shares outstanding;

•	to tender all of the Shares held by them in the Offer (including the Shares issued pursuant to the Exchange Transaction);

•	to support and approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby;

•	to sell to Purchaser, prior to the closing of the Offer, all of the Term Loans (defined below) other than the Exchange Term Loans (such loans, the “Sale Term Loans,” and such transaction, the “Sale Transaction”), which have an aggregate outstanding balance of approximately $78.3 million, for aggregate cash consideration equal to $24.1 million;

•	in accordance with Section 13(a)(i) of the Certificate of Designations, Preference and Rights of the Series D-1 Preferred Stock of the Company, to cause the Company to redeem the single share of Series D-1 Preferred Stock of the Company, held by Tennenbaum Opportunities Partners V, LP, for $100, provided that pursuant to the Exchange Agreement such fund has waived its right to receive such amount in light of other consideration set forth in the Exchange Agreement (such redemption of the Series D-1 Preferred Stock, together with the Exchange Transaction and the Sale Transaction, the “Exchange Agreement Transactions”).

Have any Company stockholders agreed to tender their Shares?

Yes. Substantially simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of us and Parent to enter into the Merger Agreement, each of: (i) the Tennenbaum Funds, (ii) Eicon Dialogic Investment SRL, and (iii) Investcorp International Inc. entered into a Tender and Support Agreement with Purchaser and Parent (collectively, the “Support Agreements”), pursuant to which they each agreed to (w) tender the Shares beneficially owned by them into the Offer, (x) support the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, each on the terms and subject to the conditions set forth in the applicable Support Agreement, (y) waive any of its right to require the Company to register its shares and (z) waive any of its rights of appraisal in connection with, or rights to dissent from, the Merger and not to join any class action with respect to any claims related to the Merger. After giving effect to the Exchange Agreement Transactions, the stockholders that signed the Support Agreements have agreed to tender 68,679,306 Shares, in the aggregate, which will represent approximately 92% of the outstanding Shares after giving effect to the Exchange Agreement Transactions.

The Support Agreements will terminate, among other circumstances, upon termination of the Merger Agreement. For further discussion of the Support Agreements, see Section 12 – “The Merger Agreement; Other Agreements – Support Agreements” beginning on page 59.

How do I tender my Shares?

To tender your Shares in the Offer, you must, no later than the Expiration Time:

•	complete and sign the Letter of Transmittal accompanying this Offer to Purchase in accordance with the instructions in such Letter of Transmittal and mail or deliver it together with the certificates representing your Shares (each of which we refer to as a “Certificate”), and any other required documents, to the Depositary as set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18; or

•	in the case of Shares held in book-entry form, tender your Shares pursuant to the procedure for book-entry transfer set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18; or

•	if your Certificates are not immediately available or if you cannot deliver your Certificates and any other required documents to the Depositary prior to the Expiration Time, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may tender your Shares by complying with the guaranteed delivery procedures described in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18.

Until what time can I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Time. Further, pursuant to Section 14(d)(5) of the Shares Exchange Act of 1934, as amended (the “Exchange Act”), if we have not accepted your Shares for payment by December 23, 2014, which is the 60th day after the date of commencement of the Offer, you may withdraw them at any time after December 23, 2014 until we accept your Shares for payment. Once Shares are accepted for payment, they cannot be withdrawn. For more information regarding withdrawal rights, see Section 5 – “Withdrawal Rights” beginning on page 20.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written or facsimile notice of withdrawal with the required information to the Depositary prior to the Expiration Time. If you tendered Shares by giving instructions to your broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. For more information regarding how to withdraw tenders, see Section 5 – “Withdrawal Rights” beginning on page 20.

When and how will I be paid for my tendered Shares?

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered and not validly withdrawn at or prior to the Expiration Time pursuant to the Offer as soon as practicable on the Business Day immediately following the Expiration Time. For more information regarding how and when you will be paid for your tendered Shares, see Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of: (i) your Certificates along with a properly completed and duly executed Letter of Transmittal and any other required documents, (ii) in the case of Shares held in book-entry form, a confirmation of a book-entry transfer of such Shares as described in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18, or (iii) a properly completed and duly executed Notice of Guaranteed Delivery. For further discussion of the guaranteed delivery procedure, see Section 3 – “Acceptance for Payment and Payment for Shares” beginning on page 17.

Upon the successful consummation of the Offer, will the Shares continue to be publicly traded?

No. See Section 15 – “Possible Effects of the Offer on the Market for Shares; Stock Exchange Listing; Margin Regulations and Exchange Act Registration” beginning on page 61.

If I decide not to tender my Shares, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser will merge with and into the Company and each Share issued and outstanding immediately prior to the Effective Time (excluding Shares held by: (A) the Company (as treasury stock), Parent, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries (which Shares we refer to collectively as “Excluded Shares”), which will be automatically cancelled without payment of any consideration, and (B) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares (which we refer to as “Appraisal Shares”) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price.

If you decide not to tender your Shares in the Offer and the Merger occurs (unless you properly exercise appraisal rights for your Shares pursuant to Section 262 of the DGCL), you will receive in the Merger the same amount of cash for your Shares as if you had tendered your Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering your Shares in the Offer is that tendering holders of Shares will be paid earlier. However, if the conditions of the Offer are not satisfied or waived, then the Offer will not be consummated and we will not, and we have no obligation to, effect the Merger.

Are appraisal rights available in the Offer or proposed Merger?

Appraisal rights are not available in the Offer. After the Offer, if the Merger takes place, appraisal rights will be available to holders of Shares who have not tendered their Shares in the Offer, who do not vote in favor of the Merger and who properly seek appraisal rights for their Shares in accordance with Section 262 of the DGCL. The value you would receive if you perfect appraisal rights with respect to your Shares could be more or less than, or the same as, the price per Share to be paid in the Merger. For further discussion of your appraisal rights, see Section 17 – “Appraisal Rights” beginning on page 63.

What will happen to my equity awards in the Company as a result of the Offer and the Merger?

Under the terms of the Merger Agreement and, as applicable, in accordance with the Company’s equity incentive plans, each option to purchase Shares, each restricted stock unit and each warrant to purchase Shares, in each case that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled as of the Effective Time without consideration or other payment to the holders thereof.

What is the market value of my Shares as of a recent date?

On October 9, 2014, the last full trading day prior to the announcement of our intention to commence the Offer, the closing price per Share as reported on OTCQB was $0.81. On October 23, 2014, the last full trading day prior to the commencement of the Offer, the closing price per Share as reported on OTCQB was $0.14.

What are the U.S. federal income tax consequences of participating in the Offer?

In general, if you are a U.S. Holder (as defined in Section 6 – “Certain Material Tax Considerations” beginning on page 21) of Shares, the sale of Shares pursuant to the Offer will be a taxable transaction to you.

For U.S. federal income tax purposes, your receipt of cash in exchange for your Shares generally will cause you to recognize a gain or loss measured by the difference, if any, between the cash you receive in the Offer and your adjusted tax basis in your Shares. You should consult your tax advisor about the tax consequences to you of participating in the Offer in light of your particular circumstances. For further discussion of the tax consequence of the Offer, see Section 6 – “Certain Material Tax Considerations” beginning on page 21.

With whom may I talk if I have questions about the Offer?

You can call Computershare Trust Company, N.A., the Depositary, at (800) 509-0917 (toll-free from the U.S. and Canada).

To the stockholders of Dialogic Inc.:

INTRODUCTION

Dialogic Merger Inc., a Delaware corporation (which we refer to as the “Purchaser,” “we,” or “us”) and a wholly-owned subsidiary of Dialogic Group Inc., a Canadian corporation (which we refer to as the “Parent”), and a controlled affiliate of Novacap TMT IV, L.P., a limited partnership registered in Quebec (which we refer to as the “Sponsor”), is offering to purchase for cash all of the outstanding shares (each a “Share” and collectively, the “Shares”) of common stock, par value $0.001 per share (the “Common Stock”), of Dialogic Inc., a Delaware corporation (the “Company”), at a purchase price of $0.15 per share (the “Offer Price”), other than Excluded Shares (as defined below), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this offer to purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, constitute the “Offer.”

The purpose of the Offer is to acquire control of, and the entire equity interest of, the Company. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 10, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company (which we refer to as the “Merger”), with the Company continuing as the surviving corporation (which we refer to as the “Surviving Corporation”) of the Merger and as a wholly-owned subsidiary of Parent. As a result of the Merger, the Company will cease to be a publicly traded company and its shares will be cease to be quoted on The OTCQB Marketplace (which we refer to as “OTCQB”).

Each Share issued and outstanding immediately prior to the effective time of the Merger (which we refer to as the “Effective Time”) (excluding Shares held by: (A) the Company (as treasury stock), Parent, Purchaser or any of their respective direct or indirect wholly-owned subsidiaries (such Shares, the “Excluded Shares”), which will be automatically cancelled without payment of any consideration therefor, and (B) stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares (the “Appraisal Shares”)) will, at the Effective Time, be cancelled and converted into the right to receive an amount in cash equal to the Offer Price. Following the Merger, the Company will cease to file reports and other documents with the U.S. Securities and Exchange Commission (the “SEC”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in the consummation of the Merger or any delay in making payment for Shares.

If you are the record owner of your Shares and you tender directly to the Depositary, you will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes, with respect to the purchase of your Shares by us pursuant to the Offer. If you own your Shares in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee), and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges or commissions will apply. We will pay all charges and expenses incurred by Computershare Trust Company, N.A, which is acting as depositary for the Offer (which we refer to as the “Depositary”) in connection with the Offer. For more information regarding fees and expenses payable in the Offer, see Section 18 – “Fees and Expenses” beginning on page 63.

The Offer is conditioned upon, among other things:

•	the absence of a termination of the Merger Agreement in accordance with its terms;

•

there shall have been validly tendered and not validly withdrawn prior to the Expiration Time a number of Shares that, when added to (without duplication of shares) the number of Shares owned by parent and its subsidiaries as of immediately prior to the expiration of the offer (and after the consummation of the Exchange Agreement Transactions), represent at least one more share than 90% (without duplication) of (x) the outstanding Shares as of immediately prior to the Expiration Time (and after the consummation of the Exchange Agreement Transactions), plus (y) the aggregate number of Shares issuable to holders of company equity awards from which the company or its representatives have received notices of exercise prior to the Expiration Time (and as to which Shares have not yet been issued to such exercising holders of company equity awards) (excluding any treasury stock) (which we refer to as the “Minimum Tender Condition”);

•	the required consents under the Credit Agreement by and among the Company, the lenders that are signatories thereto and Wells Fargo Foothill Canada ULC, dated as of March 5, 2008, as amended (the “Wells Fargo Credit Agreement”) shall have been obtained and shall be in full force and effect;

•	the Exchange Agreement Transactions shall have been consummated prior to any then scheduled Expiration Time; and

•	a director and officer insurance policy covering the period from the Effective Time to the sixth anniversary of the date of the Effective Date shall have been obtained (which we refer to as the “D&O Tail Condition”).

The Offer is also subject to certain other conditions contained in this Offer to Purchase. See Section 2 – “Certain Conditions of the Offer” beginning on page 15 which sets forth all of the conditions to the Offer.

As of October 10, 2014, on a pro forma basis and assuming the completion of the Exchange Agreement Transactions and no other changes in outstanding Shares, there were 74,595,044 Shares issued and outstanding. For a discussion of the terms of the Merger Agreement, see Section 12 – “The Merger Agreement; Other Agreements” beginning on page 37.

The Company Board upon the unanimous recommendation of the Special Committee, among other things, with the approval of all members of the Company Board except for Mr. Vig, a director affiliated with the Tennenbaum Funds who recused himself from and abstained from voting on the resolutions as a result of his interest, duly adopted resolutions:

•	authorizing and approving the execution, delivery and performance of the Merger Agreement, the Exchange Agreement and the Limited Guarantee and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions;

•	approving and declaring advisable the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions);

•	declaring that the terms of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter, the Limited Guarantee, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) are fair to and in the best interests of the stockholders of Company;

•	recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement; and

•	approving, for purposes of Section 203(a)(1) of the DGCL, the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on “business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Purchaser, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”), that is being or will be filed with the SEC and sent to the Company’s stockholders in connection with the Offer. You should carefully read the information set forth in the Schedule 14D-9, including the information set forth under the sub-headings “Background of the Offer and Merger” and “Reasons for the Board’s Recommendation.”

Substantially simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, each of: (i) the Tennenbaum Funds, (ii) Eicon Dialogic Investment SRL, and (ii) Investcorp International Inc., entered into a Support Agreement with Purchaser and Parent, pursuant to which such stockholders, among other things, agreed to tender the Shares beneficially owned by them in the Offer, to support the Merger Agreement, the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the applicable Support Agreement and to waive any of its rights to require the Company to register the Shares. In addition, pursuant to the Support Agreement, each such stockholder waived and agreed not to exercise any rights of appraisal under Section 262 of the DGCL, any dissenters’ rights or any similar rights relating to the Merger that such stockholder may have by virtue of, or with respect to any securities owned by such stockholder. Further, each such stockholder agreed in their respective Support Agreements not to initiate or join and to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise against Parent, Purchaser, the Company or any of its subsidiaries or against Parent or its subsidiaries or affiliates (including, in each case, their respective officers and directors) related to the Merger Agreement and the transactions contemplated thereby. The following table sets forth the name of each such stockholder and their respective Shares, percentage of ownership of outstanding Shares and percentage of Merger Consideration in respect of outstanding Shares, which in each case, has been calculated on a pro forma basis, assuming the completion of the Exchange Agreement Transactions and no other changes in outstanding Shares.

Stockholder	Number of Shares Held	Percentage ownership of outstanding Shares	Percentage of Merger Consideration in respect of outstanding Shares
Special Value Expansion Fund, LLC	9,394,742	12.6%	12.6%
Special Value Opportunities Fund, LLC	22,265,540	29.8%	29.8%
Tennenbaum Opportunities Partners V, LP	35,615,211	47.8%	47.8%
Eicon Dialogic Investment SRL	1,251,163	1.7%	1.7%
Investcorp International Inc.	152,650	0.2%	0.2%

Total	68,679,306	92.1%	92.1%

Based on the foregoing and assuming: (i) no Shares are issued by the Company after the date of this Offer to Purchase, and (ii) the Shares beneficially owned by the stockholders that signed the Support Agreement are tendered in the Offer, we and Parent would have sufficient ownership of the outstanding to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

You will have until 11:59 PM, Eastern time, on Friday, November 21, 2014, to decide whether to tender your Shares in the Offer unless we extend the Offer pursuant to the terms of the Merger Agreement. For more information about procedures for tendering, withdrawal rights, extensions of the Offer, see Section 1 – “Terms of the Offer; Expiration Time” beginning on page 14, Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18 and Section 5 – “Withdrawal Rights” beginning on page 20.

No appraisal rights are available in connection with the Offer; however, you may have appraisal rights, if properly exercised under the DGCL, in connection with the Merger. For further discussion of your appraisal rights, see Section 17 – “Appraisal Rights” beginning on page 63.

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 6 – “Certain Material Tax Considerations” beginning on page 21.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

1.	TERMS OF THE OFFER; EXPIRATION TIME.

Purchaser is offering to purchase for cash all of the outstanding Shares at the Offer Price, other than any Excluded Shares, net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions described in this Offer to Purchase and the Letter of Transmittal.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and, as soon as practicable on the Business Day following such acceptance, pay for all such Shares validly tendered and not validly withdrawn. For a discussion of the procedures for tendering and withdrawing from the Offer, see Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18 and Section 5 – “Withdrawal Rights” beginning on page 20. The time when sufficient funds for payment of the accepted Shares are deposited with the Depositary, who was appointed as paying agent under the Merger Agreement, is referred to as the “Offer Closing,” and the date on which such Offer Closing occurs is referred to as the “Offer Closing Date.” “Expiration Time” means 11:59 PM, Eastern time, on Friday, November 21, 2014, unless we extend the period during which the Offer is open, in which case the Expiration Time shall mean the latest time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions described in Section 2 – “Certain Conditions of the Offer” beginning on page 15 (which we refer to as the “Offer Conditions”). The Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition that is waivable exclusively by them to increase the Offer Price pursuant to the Merger Agreement, or otherwise increase the Offer Price, or to make any other changes in the terms and conditions of the Offer. However, we have agreed in the Merger Agreement that, unless otherwise provided in the Merger Agreement or previously approved by the Company in writing, we would not take any of the following actions without the prior written consent of the Company: (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, subject to certain exceptions, (iii) change, modify or waive the Minimum Tender Condition or the D&O Tail Condition, (iv) impose additional Offer Conditions or modify or change any Offer Condition in a manner adverse in any material respect to any stockholders of the Company, (v) extend or otherwise change the Expiration Time, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company.

Subject to the applicable rules of the SEC and the terms and conditions of the Merger Agreement, we expressly reserve the right (but will not be obligated), in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension in accordance with applicable law. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares. Purchaser shall not be required to extend the period during which the Offer is open beyond March 10, 2015 or at any time Parent or Purchaser is permitted to terminate the Merger Agreement.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and any announcement to extend the period the Offer is open will be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time.

Subject to applicable law (including Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making the appropriate filings with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of such changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of securities, and with respect to a change in price or a change in percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of securities and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders of the Shares whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Time, any of the Offer Conditions (as described in Section 2 – “Certain Conditions of the Offer” beginning on page 15) have not been satisfied or waived.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights pursuant to the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering holders of the Shares are entitled to withdrawal rights as described in Section 5 – “Withdrawal Rights” beginning on page 20.

However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of holders of the Shares promptly after the termination or withdrawal of the Offer.

In connection with the Offer and the Merger, the Company agreed to cause its transfer agent to furnish Purchaser promptly with mailing labels containing the names and addresses of the record holders of Common Stock as of a recent date in accordance with applicable law. This Offer to Purchase, the Letter of Transmittal and other related materials will be mailed to holders of record of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares. The Schedule 14D-9 will also be included in the package of materials sent to holders of Shares.

2.	CERTAIN CONDITIONS OF THE OFFER.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right not to accept for payment any Shares validly tendered pursuant to the Offer and not validly withdrawn and may amend or terminate the Offer, to the extent permitted under the Merger Agreement, if any of the following occur:

•	the Minimum Tender Condition is not satisfied;

•	any required consents under the Wells Fargo Credit Agreement are not obtained;

•	the Exchange Agreement Transactions (as defined in Section 12 – “The Merger Agreement; Other Agreements – Exchange Agreement” beginning on page 55 do not occur or otherwise are not in full force and effect (which we refer to as the “Exchange Agreement Condition”);

•	a temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction is in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger;

•	the Company is unable to satisfy customary closing conditions with respect to (i) the accuracy of representations and warranties under the Merger Agreement and (ii) the performance of its obligations under the Merger Agreement;

•	there has been a Company Material Adverse Effect;

•	certain Company actions to eliminate dormant subsidiaries and to eliminate intercompany loans have not been completed to Parent’s reasonable judgment;

•	the requirement to obtain a director and officer insurance policy covering the period from the Effective Time to the sixth anniversary of the date of the Effective Date (which we refer to as the “D&O Tail Condition”) is not satisfied;

•	if any Eligible D&O Litigation shall have been commenced and shall not have been dismissed prior to the Expiration Time, then (x) the Company shall have notified all of its applicable carriers of director and officer insurance of the commencement of such Eligible D&O Litigation and (y) on or before the expiration of the Offer the primary carrier for the Company’s director and officer insurance shall have denied coverage of the claims in any Eligible D&O Litigation (the term “Eligible D&O Litigation” meaning that portion of (and only that portion of) the Transaction Litigation commenced prior to the expiration of the Offer in which claims are asserted by persons (other than by Parent, Purchaser and Sponsor or any of their respective affiliates) for monetary relief against the Company’s directors or officers (in their capacities as such), to the extent that such claims do not fall within the exclusions under, or exceed the monetary limits for, the primary director and officer liability insurance policy maintained by the Company); or

•	the Merger Agreement shall have been terminated in accordance with its terms.

We refer to these conditions collectively as the “Offer Conditions.” Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) and the terms and conditions of the Merger Agreement, we also reserve the right to delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn.

For purposes of determining whether the Minimum Tender Condition above has been satisfied, Shares tendered in the Offer pursuant to guaranteed delivery procedures will be taken into account if and only if the Shares have been received by the Depositary as of the Expiration Time. Based on the current capitalization of the Company, the Minimum Tender Condition would be satisfied if, after giving effect to the Exchange Agreement Transactions, at least 67,135,540 Shares were tendered in the Offer and not validly withdrawn prior to the then scheduled Expiration Time. As discussed below under Section 12 – “The Merger Agreement; Other Agreements – Support Agreements” and “The Merger Agreement; Other Agreements – Agreement to Exchange, Tender and Sell” beginning on pages 59 and 55, respectively, after the consummation of the Exchange Agreement Transactions and pursuant to the Support Agreements, stockholders of the Company that will hold in the aggregate 68,679,306 Shares (which represent approximately 92% of the outstanding Shares) have agreed to tender the Shares beneficially owned by them in the Offer, subject to the terms and conditions of the Support Agreements. As a result, if the Offer is consummated and assuming that: (i) no Shares are issued by the Company after the date of this Offer to Purchase and (ii) the Shares beneficially owned by the stockholders who are parties to the Support Agreements are validly tendered in the Offer, the Minimum Tender Condition would be satisfied whether or not any other stockholder of the Company tenders its Shares in the Offer. Accordingly, following consummation of the Offer, we and Parent would have sufficient ownership of the outstanding Shares to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

Subject to the terms and conditions of the Merger Agreement, the conditions described above are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent or Purchaser, except for the Minimum Tender Condition and the D&O Tail Condition (which cannot be waived without the Company’s prior written consent).

The Offer Conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. Any extension, delay, termination or amendment of the Offer will be followed promptly by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 A.M., Eastern time, on the next business day after the previously scheduled Expiration Time in accordance with applicable law.

3.	ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and, as soon as practicable on the Business Day following such acceptance, pay for all such Shares. Notwithstanding the immediately preceding sentence and subject to applicable rules and regulations of the SEC, we expressly reserve the right to delay acceptance for payment, and payment for, validly tendered Shares in order to comply in whole or in part with applicable laws. If any such delay would contravene the requirements of Rule 14e-1 of the Exchange Act, we will extend the Offer.

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of:

•	If the Shares are certificated, (i) the certificates evidencing such Shares (which we refer to as the “Certificates”), (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and (iii) any other documents required under such Letter of Transmittal;

•	if Shares are held in book-entry form, timely confirmation (which we refer to as a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (which we refer to as the “Book-Entry Transfer Facility”), including an Agent’s Message (as defined below), pursuant to the procedures set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18; or

•	a properly completed and duly executed Notice of Guaranteed Delivery.

Accordingly, tendering holders of Shares may be paid at different times depending on when their Certificates, Book-Entry Confirmations or Notices of Guaranteed Delivery are actually received by the Depositary. The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility using electronic means to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the Letter of Transmittal and that we may enforce such agreement against such participant.

We will be deemed, for purposes of the Offer, to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price to be paid in respect of such Shares with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to such holders whose Shares have been accepted for payment. Under no circumstances will we pay interest on the purchase price for Shares, regardless of any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if a holder of Shares does not tender all Shares represented by the Certificate delivered to the Depositary, Certificates evidencing unpurchased Shares will be returned, without expense to the tendering holder, or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, promptly following the expiration or termination of the Offer.

To the extent permitted under the Merger Agreement, we reserve the right to transfer or assign from time to time, in whole or in part, to one or more of our affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering holders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

4.	PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.

The procedures for tendering your Shares in the Offer will differ depending on whether you hold such Shares in certificated form or book-entry form and whether you hold such Shares directly or in “street name” (i.e., through a broker, dealer, commercial bank, trust company or other nominee).

In order for a holder of Shares held in certificated form to validly tender them pursuant to the Offer, the Depositary must receive: (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, (ii) all other documents required by such Letter of Transmittal, and (iii) the Certificates, at one of the Depositary’s addresses set forth on the back cover of this Offer to Purchase at or prior to the Expiration Time.

In the case of Shares held in book-entry form, if you wish to tender all or a portion of your Shares in the Offer, your Shares must be tendered pursuant to the procedures for book-entry transfer described below under “– Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary (including an Agent’s Message) at or prior to the Expiration Time. If you hold your Shares in “street name,” you should contact your broker, dealer, commercial bank, trust company or other nominee to determine the steps that you need to take in order to validly tender your Shares in the Offer.

THE METHOD OF DELIVERY OF CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING HOLDER AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY, INCLUDING RECEIPT OF A BOOK-ENTRY CONFIRMATION. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

Book-Entry Transfer. The Depositary will establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-

Entry Transfer Facility, an Agent’s Message and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase at or prior to the Expiration Time or the expiration of the subsequent offering period, if applicable, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. All signatures on the Letter of Transmittal must be guaranteed by a firm which is a member of the Security Transfer Agent Medallion Signature Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an “Eligible Institution”), except in cases where Shares are tendered: (i) by a registered holder thereof who has not completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the applicable Letter of Transmittal or (ii) for the account of an Eligible Institution.

If a Certificate is registered in the name of a person other than the signer of the applicable Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned, to a person other than the registered holder(s), then such Certificate must be endorsed or accompanied by appropriate stock powers signed exactly as the name(s) of the registered holder(s) appear on the Certificate with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution. See Instructions 1 and 5 of the applicable Letter of Transmittal.

Guaranteed Delivery. If you desire to tender Shares pursuant to the Offer and your Certificate(s) evidencing such Shares are not immediately available or you cannot deliver the Certificate(s) and all other required documents to the Depositary prior to the Expiration Time (or, in the case of Shares held in book-entry form, you cannot complete the procedure for delivery by book-entry transfer on a timely basis), such Shares may nevertheless be tendered, provided that all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form attached as Exhibit (a)(1)(C) to the Schedule TO (as defined below), is received prior to the Expiration Time by the Depositary as provided below; and

•	the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the applicable Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer of Shares, an Agent’s Message), and any other documents required by such Letter of Transmittal are received by the Depositary within three business days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by mail or by facsimile transmission to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of: (i) the Certificates evidencing such Shares, the applicable Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, (ii) a Book-Entry Confirmation, including an Agent’s Message, or (iii) a properly completed and duly executed Notice of Guaranteed Delivery.

Determination of Validity. All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of the tendering holders to challenge our determination in a court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any Offer Condition to the extent permitted by applicable law and the Merger Agreement or any defect or irregularity in the tender of any Shares of any particular holder thereof, whether or not similar defects or irregularities are waived in the case of other holders thereof. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured to our satisfaction or waived by us. None of us, Parent, the Company or any of its respective affiliates or assigns, the Depositary, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding, subject to the rights of the tendering holders to challenge our determination in a court of competent jurisdiction.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering holder of Shares will irrevocably appoint designees of Purchaser as such holder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such holder’s rights with respect to the Shares tendered by such holder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such holder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such holder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such holder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they, in their sole discretion, deem proper. In order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

5.	WITHDRAWAL RIGHTS.

Except as otherwise provided in this Section 5, tenders of Shares made pursuant to the Offer are irrevocable. You may withdraw tenders of Shares made pursuant to the Offer at any time before the Expiration Time. Thereafter, such tenders are irrevocable, except that they may be withdrawn after the 60th day from the commencement of the Offer unless such Shares have been accepted for payment as provided in this Offer to Purchase.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering holders thereof are entitled to withdrawal rights as described in this Section 5 and as otherwise required under Rule 14e-1(c) under the Exchange Act. Any such delay will be by an extension of the Offer to the extent required by law.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If you hold your Shares in “street name,” you should contact your broker, dealer, commercial bank, trust company or other nominee to determine the steps that you need to take in order to validly withdraw your Shares from the Offer.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us, in our sole discretion, which determination will be final and binding.

None of us, Parent, the Company or any of their respective affiliates or assigns, the Depositary or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer.

However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time (or during the subsequent offering period, if any) by following one of the procedures described in Section 4 – “Procedures for Accepting the Offer and Tendering Shares” beginning on page 18.

6.	CERTAIN MATERIAL TAX CONSIDERATIONS.

The following is a summary of certain material U.S. federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation or the application of the alternative minimum tax. This summary deals only with Shares held as capital assets and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the U.S. federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a Holder that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a U.S. Holder (as defined below) that has a functional currency other than the U.S. dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction or a person deemed to sell notes or common stock under the constructive sale provisions of the Code;

•	a “controlled foreign corporation” or “Passive foreign investment company”; or

•	certain U.S. expatriates or former long-term residents.

For purposes of this discussion, a “Holder” is a beneficial owner of a Share. A “U.S. Holder” is a Holder that is: (i) a citizen or individual resident of the United States for U.S. federal income tax purposes, (ii) a corporation, partnership or other business entity organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust (a) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended (the “Code”) or (iv) an estate the income of which is subject to U.S. federal income taxation regardless of its source. A “Non-U.S. Holder” is any Holder For purposes of this discussion, a ‘‘non-U.S. holder’’ is a beneficial owner of a note that is (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from Shares.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a Holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated thereunder, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect, all of which could alter the tax consequences described herein. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain U.S. federal income tax consequences of the Offer and the Merger to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

U.S. Holders

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local, non-U.S. and other income tax laws). A U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger generally will recognize gain or loss, if any, equal to the difference between the amount of cash received (determined before the deduction of backup withholding, if any) and the Holder’s adjusted tax basis in the Shares exchanged therefor. If a Holder acquired different blocks of Shares at different times or different prices, gain or loss generally will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) held by such U.S. Holder. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. A taxpayer may deduct capital losses only to the extent of capital gains plus, in the case of a noncorporate taxpayer, the lower of any excess of capital losses over capital gains or $3,000 ($1,500 for married individuals filing separate returns). A noncorporate taxpayer generally may carry forward unused capital losses to subsequent taxable years. A corporate taxpayer generally may carry forward unused capital losses back up to three years and forward up to five years.

Medicare Tax

Certain U.S. Holders of Shares that are individuals, estates or trusts will be subject to an additional 3.8% Medicare surtax tax on all or a portion of their “net investment income,” which may include all or a portion of their gain, if any, recognized in connection with the Offer or the Merger. Such Medicare surtax applies on the lesser of such U.S. Holder’s “net investment income” and modified adjusted income over a threshold amount of $200,000 ($250,000 for married taxpayers filing jointly and surviving spouses, and $125,000 for married taxpayers filing separately). Net investment income means the excess of (1) the sum of (a) gross income from interest, dividends, annuities, royalties and rents, and net gain attributable to the disposition of property, unless such income is derived from a trade or business not described in (1)(b), and (b) other gross income from a trade or business that constitutes a passive activity or the trading of financial instruments or commodities, over (2) deductions properly allocable to such activities. The 3.8% Medicare surtax also applies to U.S. Holders that are estates and trusts on the lesser of their undistributed net income and the excess of their adjusted gross income over the dollar amount at which the highest tax bracket for estates and trusts begins for the tax year. Such Holders should consult their own tax advisors regarding the applicability of this tax to their income and gains in respect of the cash they receive in connection with the Offer or the Merger.

Non-U.S. Holders

Payments with Respect to Shares

Payments made to a Non-U.S. Holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax, unless:

•	the gain, if any, is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met; or

•	the Shares do not constitute “U.S. real property interests,” or “USRPIs,” within the meaning of the Foreign Investment in Real Property Tax Act, or FIRPTA.

If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. The Company believes that the Shares are not USRPIs.

Information Reporting and Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to information reporting and may also be subject to backup withholding tax at the applicable rate (currently at a rate of 28%) unless the Holder is a corporation or otherwise establishes a basis for exemption. Backup withholding generally applies if a holder (i) fails to furnish its TIN on the IRS Form W-9 (or substitute or successor form), (ii) furnishes an incorrect TIN, (iii) fails properly to report interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, under penalty of perjury, that the TIN provided is correct and such holder is not subject to backup withholding Backup withholding is not an additional tax. A Holder can claim a credit against U.S. federal income tax liability for amounts withheld under the backup withholding rules, and it can claim a refund of amounts in excess of its liability by providing required information to the IRS.

Each U.S. Holder should complete and sign IRS Form W-9, which will be included with the applicable Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding tax, unless an exemption applies and is established in a manner satisfactory to the Depositary. Each Non-U.S. Holder should complete and sign the applicable IRS Form W-8 certifying that such Non-U.S. Holder is not a U.S. person, or otherwise establish an exemption in a manner satisfactory to the Depositary.

The foregoing summary does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

7.	PRICE RANGE OF SHARES.

The Common Stock is currently quoted on the OTCQB under the symbol “DLGC.” As of the close of business on October 10, 2014, there were 16,201,711 issued and outstanding Shares.

The following table sets forth, for the quarters indicated, the high and low sales prices per share of Common Stock on OTCQB as reported by published financial sources and the Company’s filings with the SEC.

	Common Stock
	High	Low
Year Ended December 31, 2012
First Quarter	6.80	3.60
Second Quarter	6.65	3.10
Third Quarter	3.80	2.25
Fourth Quarter	2.52	1.26

Year Ended December 31, 2013
First Quarter	2.46	1.47
Second Quarter	1.85	0.95
Third Quarter	1.03	0.72
Fourth Quarter	0.76	0.25

Year Ended December 31, 2014
First Quarter	1.01	0.35
Second Quarter	1.25	0.78
Third Quarter	1.05	0.77
Fourth Quarter (through October 23, 2014)	0.81	0.14

On October 9, 2014, the last full trading day before Parent and the Company announced that they had entered into the Merger Agreement, the closing price per share of Common Stock as reported on OTCQB was $0.81.

On October 23, 2014, the last full trading day prior to the commencement of the Offer, the closing price per share of Common Stock as reported on OTCQB was $0.14.

Stockholders are urged to obtain a current market quotation for the Common Stock.

8.	CERTAIN INFORMATION CONCERNING THE COMPANY.

The Company was incorporated in Delaware on October 18, 2001 as Softswitch Enterprises, Inc., and subsequently changed its name to NexVerse Networks, Inc. in 2001, Veraz Networks, Inc. in 2002 and Dialogic Inc. in 2010. The address of the Company’s principal executive offices is 4 Gatehall Drive, Parsippany, New Jersey 07054 and its telephone number is (973) 967-6000.

Available Information. The Company is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes period reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. You may read and copy any such reports, statements or other information at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0990 for further information on the operation of the Public Reference Room. The Company’s filings are also available to the public from commercial document retrieval services and at the SEC’s web site at http://www.sec.gov.

9.	CERTAIN INFORMATION CONCERNING PURCHASER, PARENT AND SPONSOR.

General. Parent is a Canadian corporation that was formed on June 27, 2014 and Purchaser is a Delaware corporation that was formed on July 29, 2014. Both companies were formed solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring, negotiating and implementing the Offer and the Merger.

Each of Purchaser, as a wholly-owned subsidiary of Parent, and Parent has minimal assets and liabilities other than the contractual rights and obligations related to the Merger Agreement. Upon the completion of the Merger, Purchaser will cease to exist and the Company will continue as the Surviving Corporation. Until immediately prior to the time Purchaser purchases the Shares pursuant to the Offer, it is not anticipated that Parent or Purchaser will have any significant assets or liabilities or engage in activities other than those incidental to their formation and capitalization and related to the Offer and the Merger and the transactions contemplated by the Merger Agreement.

Parent is controlled by Sponsor and affiliates of Sponsor. The principal business of Sponsor is to make private equity and other types of investments. Sponsor, acting by its general partner Novacap Management Inc., has provided a limited guarantee (which we refer to as the “Limited Guarantee”) guaranteeing to the Company and the Tennenbaum Funds, on the terms and subject to the conditions set forth in the Limited Guarantee, the due and punctual payment in full in cash of all of the payment obligations of Parent and its affiliates (including Purchaser under the Merger Agreement and the Exchange Agreement, in each case when required to be paid by Parent or its affiliates pursuant to and in accordance with the Merger Agreement and/or the Exchange Agreement, up to a maximum aggregate amount of $34.2 million. Under the Equity Commitment Letter, in order to provide Parent and Purchaser with sufficient funds to satisfy their payment obligations under the Merger Agreement, Sponsor has committed to contribute (or cause to be contributed) to Parent an aggregate amount not to exceed $34.2 million at the Offer Closing and at the Effective Time. For further discussion on the Limited Guarantee and the Equity Commitment Letter, see Section 12 – “The Merger Agreement; Other Agreements – Limited Guarantee” and “Equity Commitment Letter” beginning on page 58 and 57.

The principal executive office of Purchaser and Parent is located at 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6. Sponsor is located at 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6. The name, country of citizenship, current business address, present principal occupation or employment and five-year employment history of each of the directors or executive officers of Purchaser, Parent and Sponsor are listed in Schedule 1 to this Offer to Purchase. The management of Sponsor is managed by its general partner, Novacap Management Inc.

During the last five years, none of Purchaser, Parent, Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule 1 to this Offer to Purchase: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as described elsewhere in this Offer to Purchase or in Schedule 1 hereto (other than any Shares that may be deemed beneficially owned due solely by the entry into by Parent and Purchaser of the Support

Agreements): (i) none of Purchaser, Parent, Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule 1 to this Offer to Purchase or any associate or majority-owned subsidiary of any of such persons beneficially owns or has any right to acquire any Shares and (ii) none of Parent, Purchaser, Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons or entities referred to in Schedule 1 hereto or any associate or majority-owned subsidiary of any such persons has effected any transaction in respect of any Shares during the past 60 days.

Except as described elsewhere in this Offer to Purchase, there are no present or proposed material agreements, arrangements, understandings or relationships between Purchaser or any of its executive officers, directors, controlling persons or subsidiaries, on the one hand, and the Company and its executive officers, directors, controlling persons or subsidiaries, on the other hand.

Except as set forth in this Offer to Purchase, none of Purchaser, Parent, Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule 1 hereto, has entered into any transaction with the Company or any of its executive officers, directors or affiliates during the past two years that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Purchaser, Parent, Sponsor or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule 1 to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of securities, an election of the Company’s directors or a sale or other transfer of a material amount of assets of the Company during the past two years. For a discussion of the negotiations leading up to the entering into the Merger Agreement, see Section 11 – “Background of the Offer; Contacts with the Company” beginning on page 27.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (which we refer to as the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO.

The Schedule TO and the exhibits thereto, as well as other information filed by Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above.

The SEC also maintains a website on the Internet at www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that Purchaser has filed electronically with the SEC.

10.	SOURCE AND AMOUNT OF FUNDS.

We expect to require $35.3 million to complete the Offer, the Merger and the Exchange Agreement Transactions. Parent, our direct parent company, will provide us with sufficient funding to purchase all Shares accepted for purchase in the Offer and to acquire the remaining Shares in the Merger. Parent expects to fund the purchase of Shares pursuant to the Offer from cash received from Sponsor in consideration of newly issued securities in Parent, which Sponsor has committed to purchase under the Equity Commitment Letter. Purchaser believes that the financial condition of Parent and Purchaser is not material to a decision by a holder of Shares whether to tender such Shares in the Offer because:

•	Purchaser was organized solely in connection with the Offer and the Merger and, prior to the Expiration Time will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•	pursuant to the Equity Commitment Letter, Sponsor has committed to contribute (or cause to be contributed) to Parent an aggregate amount not to exceed $34.2 million at the Offer Closing; as a result, we, through Parent, will have sufficient funds available at the Offer Closing to purchase all the Shares accepted for payment pursuant to the Offer; and

•	if we consummate the Offer, the consideration to be paid in the Merger for all Shares remaining outstanding will be the same price per Share paid for comparable Shares in the Offer.

We have no alternative financing arrangements or alternative financing plans in the event the primary financing plan described above falls through.

11.	BACKGROUND OF THE OFFER; CONTACTS WITH THE COMPANY.

On December 5, 2013, a representative of Sponsor, who had heard that the Company was evaluating strategic options, contacted Mr. Vig to express interest in pursuing a potential acquisition of the Company. Prior to this date, Novacap had not been approached by representatives of the Company, Sagent Advisors, LLC (“Sagent”) or Tennenbaum Capital Partners, LLC (“TCP”) as part of the strategic review process. On that same day, Sponsor and the Company entered into a Confidentiality Agreement to enable Sponsor to evaluate a potential strategic transaction with the Company.

On December 6, 2013, in the interests of exploring a potential strategic transaction, Mr. Andrew Goldberg, the Company’s Senior Vice President, Marketing and Strategy provided to Sponsor, a brief investor deck describing the current state of the Company, its strategy for growth, its product portfolio and some initial financial information.

On December 19, 2013, representatives of the Company and representatives of Sponsor held an in-person meeting at which the parties discussed a potential acquisition.

On December 20, 2013, representatives of Sagent and Sponsor held a telephonic meeting at which the parties discussed the Company’s NOLs, potential acquisition structures and the process for moving forward.

On December 27, 2013, representatives of Sponsor advised representatives of Sagent verbally that it was interested in acquiring the Company, based on an enterprise value of $42.5 million for the Company (and an equity value for the Company of $34.0 million, net of amounts outstanding under Wells Fargo Credit Agreement and the Company’s cash).

On December 28, 2013, representatives of Sponsor delivered to representatives of Sagent, on the Company’s behalf, a written indication of interest containing the same terms.

On January 7, 2014, the Company granted Sponsor access to the virtual data room and Sponsor commenced its due diligence review of the Company.

On January 8, 2014, representatives of the Company, TCP and Sponsor, as well as representatives of Sagent, Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company (“Sheppard Mullin”), and Schulte Roth & Zabel LLP, counsel to TCP (“SRZ”), held a telephonic meeting to discuss the acquisition structure for the potential transaction.

On January 14, 2014, Sponsor provided to Mr. Anthony Housefather, the Company’s Executive Vice President, Corporate Affairs and General Counsel, a draft letter of intent (“1/14/2014 LOI”) and a draft exclusivity agreement (“1/14/2014 EA”) relating to a proposed acquisition of the Company. Under the 1/14/2014 LOI (among other terms):

•	Sponsor would purchase all outstanding shares of the Company for a purchase price to be determined;

•	TCP and affiliated funds would cancel or exchange all outstanding debt under the Term Loan Agreement, and would sign an agreement to support the transaction;

•	all options and other equity interests in the Company would be cancelled at closing without compensation to the holders thereof;

•	following the contemplated transactions, Sponsor, on the one hand, and TCP and affiliated funds, on the other hand, would own 55% and 45% of the participation interests, respectively, in the entity to be created by Sponsor for purposes of acquiring the Company (referred to as “Acquisico”);

•	certain key employees would execute employment agreements concurrently with the execution of a definitive Merger Agreement;

•	the Merger Agreement would contain mutually acceptable representations, warranties, indemnification provisions and closing conditions, as well as no-shop provisions and provisions regarding break-up fees payable by the Company; and

•	as closing conditions (among others), (i) shareholders representing 90% or more of outstanding shares of the Company will have tendered their shares or voted in favor of the transaction, (ii) more than 50% of shares held by minority stockholders will have tendered their shares or voted in favor of the transaction (such condition, the “majority of the minority condition”); and (iii) stockholders exercising appraisal rights, if any, in connection with the transaction, would hold no more than 5% of outstanding shares (such condition, the “appraisal rights condition”).

The final structure of the potential transaction would be established following completion of due diligence and consultation with Sponsor’s legal and tax advisors. The exclusivity agreement would provide for a 30-day exclusivity period, subject to an automatic 30-day extension if Sponsor were to advise the Company and TCP that Sponsor was still interested in proceeding with the proposed transaction at the end of the initial 30-day period.

On January 15, 2014, Mr. Housefather provided to Sponsor certain proposed revisions to the 1/14/2014 LOI, including the following:

•	the purchase price would be equal to $42.5 million (the proposed enterprise value for the Company), subject to deductions equal to “net debt” (undefined) at closing;

•	Sponsor would pay an amount in cash equal to 55% of the purchase price at the closing, a portion of which would be allocated to the Company’s stockholders (including TCP and affiliated funds) and would be paid through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for the cancellation of outstanding debt under the Term Loan Agreement;

•	key employees would not be required to execute employment agreements in connection with the execution of the Merger Agreement;

•	the closing condition related to Acquisico acquiring 90% or more of outstanding shares could be satisfied either through a top-up option or through the conversion of outstanding debt under the Term Loan Agreement into shares of the Company common stock (which shares would thereafter be sold to Acquisico);

•	the majority of the minority condition would be included in the Merger Agreement only to the extent required by the Company Board or the Special Committee; and

•	the Merger Agreement would not contain indemnification provisions or the appraisal rights condition.

Concurrently therewith, Mr. Housefather provided to Sponsor proposed revisions to the 1/14/2014 EA, particularly that the exclusivity period would last only until the earlier to occur of (i) January 31, 2014 or (ii) the date on which Sponsor proposed terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period the Company and TCP would reasonably agree to extend to February 15, 2014 if due diligence and transaction documents have progressed to their reasonable satisfaction as of January 31, 2014.

On January 15 and 16, 2014, representatives of Sponsor held in-person meetings with the Company’s management team and representatives of Sagent at which the parties discussed the Company’s proposed revisions to the 1/14/2014 LOI and 1/14/2014 EA and related items.

On January 24, 2014, Sponsor provided to Mr. Housefather a revised letter of intent (“1/24/2014 LOI”). Under the 1/24/2014 LOI (among other terms):

•	the purchase price would be equal to $42.5 million (the proposed enterprise value for the Company), subject to deductions equal to “Net Debt” as of the date of the Merger Agreement;

•	“Net Debt” would mean the aggregate of all debt (excluding debt outstanding under the Term Loan Agreement), including, without limitation, all bank and term debt, prepayment penalties, outstanding checks, capital leases, income taxes payable, mark-to-market value of any derivative instruments, guarantees, letters of credit, performance bonds, bid bonds or other sureties of any kind or nature and reserve for restructuring and transaction costs, net of any cash;

•	Sponsor would pay an amount in cash equal to 75% of the purchase price at the closing, a portion of which would be allocated to the Company’s stockholders (including TCP and affiliated funds) and purchased through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for the cancellation of outstanding debt under the Term Loan Agreement;

•	following the contemplated transactions, Sponsor, on the one hand, and TCP and affiliated funds, on the other hand, would own 75% and 25% of the participation interests, respectively, in Acquisico;

•	the purchase price would be adjusted for any working capital excess or shortfall, if any, on a dollar-for-dollar basis based on a target working capital amount (to be determined) as of the date of signing of the Merger Agreement; and

•	the Merger Agreement would contain the majority of the minority condition and the appraisal rights condition.

The 1/24/2014 LOI otherwise had the same material terms as the 1/14/2014 LOI, with the proposed revisions provided by Mr. Housefather on January 15, 2014.

Concurrently therewith, Sponsor provided to Mr. Housefather a revised exclusivity agreement (the “1/24/2014 EA”) which was substantially the same as the 1/14/2014 EA except that “January 31, 2014” was replaced with 45 days after the signing of the letter of intent.

On January 27, 2014, representatives of the Company had telephone conversations with representatives of Sponsor regarding the 1/24/2014 LOI, particularly with respect to the formula for calculating the purchase price, the amount of the purchase price to be paid in cash at closing and, related thereto, the Acquisico equity split between Sponsor and TCP.

On January 28, 2014, Sponsor provided to Mr. Housefather a revised definition of “Net Debt” for the letter of intent, and also informed Mr. Housefather that Sponsor desired for the target working capital amount to be $13.0 million.

On January 29, 2014, representatives of the Company, Sponsor and Sagent held a telephonic meeting at which the parties discussed the letter of intent and issues pertaining thereto, including the proposed working capital adjustment, definition of “Net Debt” and deferred revenue.

On February 4, 2014, Sponsor provided to Mr. Vig a revised letter of intent (the “2/4/2014 LOI”). Under the 2/4/2014 LOI (among other terms):

•	the purchase price would be equal to $36.0 million (the revised proposed enterprise value for the Company), subject to deductions equal to “Net Debt” as of the date of the Merger Agreement;

•	with respect to the definition of “Net Debt,” (i) accrued and unpaid interest would be included in such definition, (ii) the reserve for restructuring and transaction costs would be deleted from such definition, (iii) restricted cash would be excluded from cash in such definition and (iv) the numbers for calculating “Net Debt” would be based on the Company’s balance sheet as of December 31, 2013, assuming no additional costs and expenses outside of the ordinary course of business;

•	deferred revenue, up to $2.0 million of the Company’s costs related to the proposed transaction (“transaction costs”) and the loss of the portion of the NOLs in connection with the cancellation of outstanding debt under the Term Loan Agreement would not be deducted in calculating the purchase price;

•	Sponsor would pay 100% of the purchase price in cash at the closing, a portion of which would be allocated to the Company’s stockholders (including TCP and affiliated funds) and purchased through a tender offer, and the balance of which would be paid to the Tennenbaum Funds in consideration for cancellation of outstanding debt under the Term Loan Agreement;

•	the purchase price would not be subject to an adjustment based on working capital; and

•	following the contemplated transactions, TCP and affiliated funds would own no participation interest in Acquisico (i.e., Sponsor would own Acquisico 100%).

The 2/4/2014 LOI otherwise had the same material terms as the 1/24/2014 LOI.

On February 6, 2014, representatives of TCP and Sponsor held telephonic meetings to discuss the 2/4/2014 LOI.

On February 7, 2014, Mr. Housefather provided to Sponsor certain proposed revisions to the 2/4/2014 LOI, including the following:

•	with respect to the definition of “Net Debt,” (i) restricted cash would be included in the definition of cash, (ii) income taxes payable would be excluded, (iii) only prepayment penalties payable as a result of the contemplated transactions would be included, (iv) the numbers for calculating “Net Debt” would not be based on the Company’s balance sheet as of December 31, 2013 (but instead would be based on the Company’s balance sheet as of the date of the Merger Agreement), and (v) up to $2.0 million of transaction costs incurred by the Company prior to signing the Merger Agreement would be included as cash for purposes of calculating “Net Debt”;

•	the Merger Agreement would not contain the majority of the minority condition or the appraisal rights condition; and

•	the Merger Agreement would contain no financing condition.

Concurrently therewith, Mr. Housefather provided to Sponsor certain proposed revisions to the 1/24/2014 EA, particularly that the exclusivity period would last only until the earlier to occur of (i) 30 days following the signing of the letter of intent (as compared to 45 days) or (ii) the date on which Sponsor proposes terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period the Company and TCP would reasonably agree to extend by an additional 15 days if due diligence and transaction documents have progressed to their reasonable satisfaction as of the end of the initial exclusivity period.

On February 10, 2014, Sponsor provided to Mr. Housefather a revised letter of intent (the “2/10/2014 LOI”). Under the 2/10/2014 LOI (among other terms):

•

with respect to the definition of “Net Debt,” (i) the numbers for calculating “Net Debt” would be based on either (1) the Company’s balance sheet as of December 31, 2013 (with no working capital adjustment) or (2) as of the date of the Merger Agreement (with a working capital adjustment),

(ii) income taxes payable would be included, net of income taxes receivable (if positive), (iii) cash would include restricted cash related to letters of credit or performance bonds already computed in the calculation of “Net Debt” or specifically related to an obligation already included in the calculation of “Net Debt” and (iv) cash would not include any transaction costs incurred by the Company prior to signing the Merger Agreement;

•	the Merger Agreement would contain the majority of the minority condition if reasonably required by the Company Board or the Special Committee; and

•	the Merger Agreement would contain the appraisal rights condition.

The 2/10/2014 LOI otherwise had the same material terms as the 2/4/2014 LOI. Sponsor also informed Mr. Housefather that Sponsor wanted a 60-day initial exclusivity period under the exclusivity agreement.

On February 14, 2014, Mr. Vig and Sponsor continued discussions related to the potential transactions and Sponsor requested an extension of exclusivity. TCP was agreeable to a 45-day initial exclusivity period (30 days with a mutual 15 day extension).

On February 21, 2014, Mr. Vig and Sponsor held further discussions regarding the potential transaction including a discussion related to Sponsor’s preference of a 60-day initial exclusivity period.

On February 25, 2014, Sponsor provided to Mr. Housefather a revised letter of intent (the “2/25/2014 LOI”), which reflected the terms of the counterproposal provided the previous day. Under the 2/25/2014 LOI:

•	with respect to the definition of “Net Debt,” (i) the calculations for “Net Debt” would be based on the Company’s balance sheet as of December 31, 2013, assuming no additional costs and expenses out of the ordinary course of business, (ii) income taxes payable would be excluded and (iii) company transaction costs exceeding $2.1 million would be included; and

•	the purchase price would not be subject to a working capital adjustment.

The 2/25/2014 LOI otherwise had the same material terms as the 2/10/2014 LOI.

On February 27, 2014, Mr. Housefather provided to Sponsor proposed revisions to the 2/25/2014 LOI, including the following:

•	outstanding checks, capital leases and the mark-to-market value of any derivative instruments would be excluded from the definition of “Net Debt”;

•	the price per share to be paid to the Company’s stockholders, including the minority stockholders, would not be determined in the letter of intent, but instead would be determined subsequently after further negotiation with the Special Committee; and

•	the Merger Agreement would contain the appraisal rights condition only to the extent reasonably required by Sponsor.

On February 28, 2014, representatives of the Company, TCP and Sponsor held a telephonic meeting to discuss the 2/25/2014 LOI and the proposed revisions thereto provided by Mr. Housefather on February 27, 2014. Representatives of Goodwin Procter LLP, counsel to Sponsor (“Goodwin Procter”), and SRZ, were also present at the meeting.

On March 3, 2014, Sponsor provided to Mr. Housefather a revised letter of intent (the “3/3/2014 LOI”) which provided that outstanding checks, capital leases and the mark-to-market value of any derivative instruments would be included in the definition of “Net Debt,” but otherwise had the same material terms as the 2/25/2014 LOI. Concurrently therewith, Sponsor provided to Mr. Housefather a revised exclusivity agreement (the “3/3/2014 EA”), which provided that the exclusivity period would last only until the earlier to occur of (i) 45 days following the signing of the letter of intent (as compared to 30 days) or (ii) the date on which Sponsor proposes terms different in any material respect than the terms set forth in the letter of intent to be signed by the parties, which period the Company and TCP would reasonably agree to extend by an additional 15 days if due diligence and transaction documents have progressed to their reasonable satisfaction as of the end of the initial exclusivity period.

On March 4, 2014, Mr. Housefather provided to Sponsor proposed revisions to the 3/3/2014 LOI, including that (i) outstanding checks would be included in the definition of “Net Debt” solely to the extent the outstanding check has not been recorded on the balance sheet as either a decrement to cash or an increment under the Wells Fargo Credit Agreement, (ii) capital leases would be included in the definition of “Net Debt” to the extent in excess of $225,000 and (iii) accrued interest under the loans outstanding under the Term Loan Agreement would be excluded from the definition of “Net Debt.” Sponsor agreed to such proposed revisions; and on March 6, 2014, Mr. Bruno-Etienne Duguay, Chief Legal Officer of Sponsor, provided to Mr. Housefather a revised letter of intent (the “3/10/2014 LOI”), which incorporated such revisions and was dated as of March 10, 2014 (the date on which Sponsor expected for its investment committee to approve the document), but otherwise made no changes to the 3/3/2014 LOI.

On March 10, 2014, the Company, TCP and Sponsor executed the non-binding 3/10/2014 LOI and an exclusivity agreement substantially equivalent to the 3/3/2014 EA. Following the execution of the non-binding 3/10/2014 LOI, Sponsor conducted extensive management, financial, and legal due diligence up until the execution of the Merger Agreement and the Exchange Agreement.

On March 13 and 14, 2014, representatives of Sponsor held in-person due diligence meetings with representatives of the Company regarding all functional areas of the Company.

On March 22, 2014, representatives of Sheppard Mullin delivered to representatives of Goodwin Procter and SRZ an initial draft of the form of Support Agreement to be signed by certain of the Company’s larger stockholders (not including TCP or its affiliates) pursuant to which such stockholders would agree to tender their Shares in the contemplated tender offer and otherwise to support the contemplated transactions.

On April 2, 2014, representatives of Sponsor held in-person meetings with Mr. Kevin Cook, the Company’s Chief Executive Officer, Mr. Robert Dennerlein, the Company’s Executive Vice President, Finance and Chief Financial Officer, and other members of the Company’s management team at which representatives of the Company presented to Sponsor regarding the business and answered questions regarding various due diligence items.

On April 4, 2014, representatives of Goodwin Procter delivered to the Company, Sheppard Mullin, TCP and SRZ for review and comment, in the interests of time, the initial draft of the representations and warranties section of the upcoming Merger Agreement draft.

On April 9, 2014, representatives of SRZ distributed an initial draft of the Exchange Agreement.

On that same day, Mr. Housefather delivered to representatives of Sponsor and Goodwin Procter proposed revisions to the representations and warranties section of the Merger Agreement delivered on April 4, 2014; thereafter, representatives of the Company and Sponsor held a telephonic meeting to discuss the proposed revisions.

On April 11, 2014, Mr. Housefather delivered to representatives of Sponsor, Goodwin Procter, TCP and SRZ a revised version of the Exchange Agreement with the Company’s comments. On April 12, 2014, the parties agreed that the Series D-1 Preferred Share would not be tendered in the tender offer; rather, TCP would cause the Series D-1 Preferred Share to be redeemed effective as of the closing of the merger.

On April 14, 2014, representatives of the Company (Messrs. Cook, Dennerlein, Goldberg and Crank) held an in-person meeting with Sponsor’s partnership and leadership team at which they presented regarding the Company’s business, strategy and prospects.

On April 17, 2014, representatives of Goodwin Procter distributed a revised draft of the form of Support Agreement and a revised version of the representations and warranties section of the upcoming draft of the Merger Agreement; and on April 18, 2014, the parties agreed that the form of Support Agreement was substantially complete.

On April 21, 2014, representatives of Goodwin Procter distributed to the Company, Sheppard Mullin, TCP and SRZ an initial draft of the Merger Agreement and a revised draft of the Exchange Agreement.

On April 24, 2014, Mr. Stephane Tremblay, a senior partner at Sponsor, delivered to Mr. Vig a memorandum discussing certain items identified by Sponsor during the due diligence process which Sponsor believed should be treated as debt and therefore reduce the purchase price payable to the Tennenbaum Funds under the Exchange Agreement; thereafter, representatives of Sponsor and TCP had several additional conversations regarding the purchase price and potential adjustments.

On April 28, 2014, as due diligence and the transaction documents had progressed to the reasonable satisfaction of the parties (in accordance with 3/10/2014 EA), the Company, TCP and Sponsor entered into a First Amendment (effective as of April 24, 2014) to the Letter Agreement dated March 18, 2013 (“Letter Agreement”) under which the exclusivity period was extended by 15 days to May 9, 2014.

On April 28, 2014, Sponsor delivered to Mr. Goldberg a proposed acquisition structure prepared by Ernst & Young LLP (“E&Y”), Sponsor’s tax advisors.

On April 30, 2014, Mr. Housefather delivered to Sponsor and Goodwin Procter a revised mark-up of the representations and warranties section of the Merger Agreement as well as an initial draft of the “Company Disclosure Letter” as contemplated by the Merger Agreement. On that same day, representatives of SRZ distributed to representatives of Sponsor and Goodwin Procter a revised draft of the Exchange Agreement.

On May 1, 2014, Mr. Housefather distributed to Sponsor and Goodwin Procter a revised version of the Merger Agreement. Following such distribution and up through June 23, 2014, representatives of the Company, TCP, Sponsor, Goodwin Procter, Sheppard Mullin and SRZ held multiple telephonic meetings to discuss the open legal and business issues under both the Merger Agreement and the Exchange Agreement, and circulated various lists of open legal and business issues which summarized the parties’ positions in an effort to reach agreement on all material open issues before Sponsor and Goodwin Procter distributed the next drafts of the Merger Agreement and the Exchange Agreement. In particular, the parties extensively discussed and negotiated the following items (among many others):

•	Sponsor’s remedies against the Company, and the Company’s remedies against Sponsor, in the event that the Merger Agreement is terminated or breached under certain circumstances, including:

•	the termination fee and other reimbursement amounts payable by the Company under various scenarios and the timing of such payment(s), and whether TCP and its affiliated funds would guarantee such amounts;

•	the ability of each party to sue for damages and specific performance in the event of a breach of the Merger Agreement by the other party; and

•	the extent to which Sponsor’s claims for damages against the Company under the Merger Agreement (including with respect to the termination fee) would be senior to the claims of the Tennenbaum Funds under the Term Loan Agreement in respect of outstanding debt.

•	deal protection provisions in the Merger Agreement, including with respect to the Company Board’s ability to cause the Company to terminate the Merger Agreement and pursue a “superior offer” (as defined in the Merger Agreement), and Sponsor’s ability to match any such offers (and the timetables for doing so);

•	pre-closing covenants and closing conditions related to appraisal rights and other litigation that might arise from the transactions contemplated by the Merger Agreement;

•	restructuring actions to be completed by the Company prior to the closing of the tender offer;

•	pre-closing operating covenants of the Company, deviations from which would require Sponsor’s reasonable consent;

•	items that would be considered “transaction costs” under the Exchange Agreement, which amounts would be deducted from the total consideration to be paid to the Tennenbaum Funds to the extent they exceeded a certain negotiated threshold;

•	circumstances under which the Exchange Agreement may be terminated;

•	the Company’s representations and warranties in the Merger Agreement, and the extent to which they may be qualified by information disclosed in the Company’s SEC filings;

•	whether the Company’s representations and warranties would survive the closing, and also whether TCP would be required to indemnify Sponsor for any breaches thereof; and

•	mechanics surrounding the tender offer contemplated by the Merger Agreement, including the circumstances under which the tender offer would be extended.

During this time, the parties also discussed and agreed upon proposed changes to the acquisition structure, including changes based on the input from the E&Y.

On May 10, 2014, the exclusivity period under the First Amendment to Letter Agreement, as amended, expired.

On May 21, 2014, Sponsor delivered to representatives of TCP, SRZ, the Company and Sheppard Mullin a proposed Second Amendment to Letter Agreement which would extend the exclusivity period to June 6, 2014 (which document was never signed).

On June 8, 2014, Sponsor delivered to the Company, Sheppard Mullin and TCP a proposed Second Amendment to Letter Agreement signed by Sponsor that would extend the exclusivity period to June 20, 2014.

On June 11, 2014, the Company, TCP and Sponsor entered into (effective as of June 7, 2014) a Second Amendment to Letter Agreement under which the exclusivity period was extended to June 20, 2014.

On June 14, 2014, representatives of Goodwin Procter delivered to the Company, Sheppard Mullin, TCP and SRZ a summary of proposed pre- and post-closing restructuring actions, as well as a step-by-step summary of the proposed acquisition structure, in each case prepared in consultation with E&Y.

On June 16, 2014, Sponsor delivered to the Company, Sheppard Mullin, TCP and SRZ proposed actions related to the pre-closing settlement of the Company’s intercompany loans and payables.

On June 17, 2014, representatives of Sponsor, Goodwin Procter, the Company, Sheppard Mullin, TCP and SRZ held a telephonic meeting at which the parties discussed the pre- and post-closing restructuring actions, pre-closing settlement of the Company’s intercompany loans and payables and the acquisition structure proposed by Sponsor. On that same day, representatives of Goodwin Procter delivered to the Company and Sheppard Mullin initial drafts of the Equity Commitment Letter and the Limited Guarantee.

On June 19, 2014, representatives of Sheppard Mullin delivered to Goodwin Procter revised drafts of the Equity Commitment Letter and Limited Guarantee, which contained cumulative comments from the Company, TCP and SRZ.

On June 20, 2014, the exclusivity period under the Second Amendment to Letter Agreement expired.

On June 23, 2014, representatives of Goodwin Procter delivered to the Company, Sheppard Mullin, TCP and SRZ revised drafts of the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee.

On June 24, 2014, Mr. Housefather delivered to Sponsor and Goodwin Procter a revised mark-up of the representations and warranties section of the Merger Agreement. On that same day, Mr. Goldberg delivered to Sponsor and Goodwin Procter proposed revisions to the definition of “transaction costs” in the Exchange Agreement, as well as a spreadsheet calculating the component parts thereof.

On June 25, 2014, the Company, TCP and Sponsor entered into (effective as of June 23, 2014) a Third Amendment to Letter Agreement under which the exclusivity period was extended to July 7, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with management of the Company.

On that same day, representatives of Goodwin Procter delivered to the Company, Sheppard Mullin, TCP and SRZ a revised mark-up of the representations and warranties section of the Merger Agreement.

On July 5, 2014, Mr. Housefather delivered to Sponsor and Goodwin Procter a chart outlining open issues in the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee.

On July 9, 2014, the Company, TCP and Sponsor entered into (effective as of July 7, 2014) a Fourth Amendment to Letter Agreement under which the exclusivity period was extended to July 21, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with management of the Company.

On that same day, representatives of the Company, TCP, Sponsor, Sheppard Mullin, Goodwin Procter and SRZ held a telephonic meeting at which open issues in the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guarantee were discussed. Later that day, representatives of Sheppard Mullin distributed an updated chart outlining agreed-upon resolutions for previous open issues as well as issues that remained open.

On July 10, 2014, Sponsor delivered to the Company, Sheppard Mullin, TCP and SRZ an updated set of proposed actions related to the pre-closing settlement of the Company’s intercompany loans and payables.

From July 10, 2014 to July 25, 2014, representatives of TCP and Sponsor held several telephonic meetings and exchanged correspondence regarding, among other things, issues related to transaction cost thresholds under the Exchange Agreement and the closing condition regarding transaction litigation set forth in the Merger Agreement.

On July 25, 2014, the Company, TCP and Sponsor entered into (effective as of July 21, 2014) a Fifth Amendment to Letter Agreement under which the exclusivity period was extended to August 4, 2014, which was approved by the Special Committee in an action by unanimous written consent following discussion with management of the Company.

From July 25 to August 3, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, the Company, TCP and Sponsor exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as all the exhibits and schedules thereto, circulated various lists of open legal and business issues which summarized the parties’ positions and also held numerous telephone calls and exchanged numerous emails regarding such documents and related issues.

On August 1, 2014, Mr. Housefather distributed to Sponsor a draft commitment letter from Wells Fargo (the “August 2014 Commitment Letter”) related to a new $14.0 million senior secured revolving credit facility to be entered into in connection with the Merger, which facility would replace the existing credit facility under the Wells Fargo Credit Agreement and would have a maturity date of March 15, 2015. Under the August 2014 Commitment Letter, Wells Fargo would also consent to certain transactions contemplated by the Merger Agreement and the Exchange Agreement scheduled to occur before the closing of the Merger, on the terms and subject to the conditions set forth therein. From August 1 to August 6, 2014, representatives of Goldberg Kohn Ltd., counsel to Wells Fargo (“Goldberg Kohn”), Davis Wright Tremaine LLP, special finance counsel to the Company (“DWT”), Goodwin Procter, Sheppard Mullin, SRZ, Wells Fargo, the Company, TCP and Sponsor exchanged multiple drafts of the August 2014 Commitment Letter and also held numerous telephone calls and exchanged numerous emails regarding the August 2014 Commitment Letter and related issues. On August 7, 2014, the Company executed the August 2014 Commitment Letter. On August 8, 2014, Wells Fargo delivered a countersigned copy of the August 2014 Commitment Letter.

On August 2, 2014, representatives of TCP, Sponsor, Goodwin Procter and SRZ held a telephone call to discuss open issues in the Merger Agreement and Exchange Agreement, including issues in connection with the purchase price adjustment and closing conditions related to appraisal rights and other litigation that might arise from the transactions contemplated by the Merger Agreement.

On August 11, 2014, representatives of Goodwin Procter delivered to TCP and SRZ a revised proposal with respect to the open issues discussed on the August 2, 2014 telephone call among the parties.

On August 15, 2014, following discussions between Sponsor and TCP, representatives of Goodwin Procter delivered a further revised proposal with respect to the open issues discussed on the August 2, 2014 telephone call, to SRZ, TCP, Sheppard Mullin and the Company.

On August 19, 2014, Mr. Tremblay delivered to Mr. Vig a revised analysis of the purchase price calculation which contemplated an increased enterprise value of $38.7 million for Dialogic.

On August 20, 2014, Mr. Vig delivered to Sponsor TCP’s responses and comments on the outstanding matters in connection with the proposed transaction and each of the transaction documents. In particular, TCP noted that Sponsor should assume all costs of litigation, including appraisal litigation.

From August 29, 2014 to September 1, 2014, Sponsor and TCP held discussions regarding a revised proposal from Sponsor with respect to the proposed transaction, pursuant to which (1) the total enterprise value of the Company would be increased to $39.4 million and (2) the Tennenbaum Funds would retain $15.0 million in aggregate principal amount of Term Loans which would remain outstanding at closing of the proposed transaction and which would require an amendment to the Term Loan Agreement (the “Proposed Amendment to Term Loan Agreement”). TCP would exchange the remainder of the Term Loans for a combination of cash and stock and tender their shares into the tender offer.

From September 3, 2014 to October 6, 2014, representatives of Sponsor, Goodwin Procter, TCP, SRZ, the Company, Sheppard Mullin and DWT discussed the terms of the Proposed Amendment to Term Loan Agreement.

On September 6, 2014, representatives of Goodwin Procter distributed revised drafts of the Merger Agreement, Exchange Agreement, Equity Commitment Letter and Limited Guaranty. From September 6, 2014 to September 23, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, the Company, TCP and Sponsor exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as all the exhibits and schedules thereto, and also held numerous telephone calls and exchanged numerous emails regarding such documents and related issues.

On September 23, 2014, Mr. David Lewin, Vice President of Sponsor delivered to Mr. Goldberg a revised analysis and calculation of the Company’s enterprise value ($39.4 million) and of the allocation of transaction proceeds.

From September 23, 2014 to October 9, 2014, representatives of Goodwin Procter, Sheppard Mullin, SRZ, the Company, TCP and Sponsor exchanged multiple drafts of the Merger Agreement, the Exchange Agreement, the Equity Commitment Letter and the Limited Guarantee, as well as all the exhibits and schedules thereto, and held multiple telephone calls and exchange multiple emails regarding such documents and related issues.

On October 6, 2014, representatives of TCP, the Company and Sponsor determined to abandon discussion of the Proposed Amendment to Term Loan Agreement.

On October 8, 2014, representatives of Goldberg Kohn distributed to DWT and Dialogic a draft of the Twenty-Third Amendment to the Wells Fargo Credit Agreement (the “Twenty-Third Amendment”), pursuant to which the Wells Fargo Credit Agreement would be amended, among other things, (1) to set the “Availability Block” at $1.75 million, which amount would reduce the “Borrowing Base” under the Wells Fargo Credit Agreement at all times, and (2) to set the “Maximum Revolver Amount” at $13.0 million (or $12.0 million on and at all times after January 1, 2015). The obligation of the lenders under the Wells Fargo Credit Agreement to advance funds to Dialogic Subsidiary is limited to an outstanding aggregate amount not to exceed the lesser of the Maximum Revolver Amount and the Borrowing Base (in each case less the amount subject to letters of credit then outstanding under the Wells Fargo Credit Agreement).

On October 9, 2014, following discussions between Goldberg Kohn, DWT and the Company, Mr. Housefather advised Goldberg Kohn that the Company approved the form of the Twenty-Third Amendment.

On October 9, 2014, representatives of Goldberg Kohn distributed to DWT and the Company an updated commitment letter (the “October 2014 Commitment Letter”), which would supersede the August 2014 Commitment Letter. The October 2014 Commitment Letter provided that Wells Fargo would agree, in its capacity as agent under the Wells Fargo Credit Agreement, to commit, subject to the terms and conditions of the October 2014 Commitment Letter, (1) to consent to the Offer, the Merger, the Merger Agreement, the Exchange Agreement and the transactions contemplated thereby (including the related change of control), which would otherwise result in events of default under the Wells Fargo Credit Agreement, and (2) to continue to provide financing under the Wells Fargo Credit Facility with a maturity date of March 31, 2015, up to an amount not to exceed $13.0 million and otherwise on the terms set forth in the October 2014 Commitment Letter. Following discussions between Goldberg Kohn, DWT and the Company on October 9, 2014 and October 10, 2014, the Company agreed to the form of the October 2014 Commitment Letter on October 10, 2014.

On October 9, 2014, the forms of the Merger Agreement, the Exchange Agreement, the Limited Guarantee and the Equity Commitment Letter were finalized.

12.	THE MERGER AGREEMENT; OTHER AGREEMENTS.

Merger Agreement

This section summarizes the material terms of the Merger Agreement. The description in this section and elsewhere in this Offer to Purchase is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached as Exhibit (d)(1) to the Schedule TO and is incorporated by reference into this Offer to Purchase. As this section is only a summary of the material terms of the Merger Agreement, we encourage you to read the Merger Agreement carefully and in its entirety. This section is not intended to provide you with any factual information about Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase and in the public filings Purchaser and the Company make with the SEC, as described elsewhere in this Offer to Purchase.

The Offer

Holders of Common Stock will receive the Offer Price for each share of Common Stock that they validly tender in the Offer and do not validly withdraw.

Conditions to the Offer

The obligation of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to: (i) the satisfaction or waiver (by Purchaser, Parent and the

Company) of the Minimum Tender Condition and the D&O Tail Condition, and (ii) the satisfaction or waiver (by Parent or Purchaser) of the other Offer Conditions. A full description of the Offer Conditions is set forth in Section 2 – “Certain Conditions of the Offer” beginning on page 15.

Subject to the satisfaction or waiver of the conditions of the Offer and the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to (i) accept for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and (ii) following such acceptance, and as soon as practicable on the Business Day that immediately follows the Expiration Time, pay for all Shares.

Amendments and Waivers

Parent and Purchaser expressly reserve the right to waive, in whole or in part, any Offer Condition, other than the Minimum Tender Condition or the D&O Tail Condition, that is waivable exclusively by them, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without the prior written consent of the Company, Purchaser has agreed that it will not take any of the following actions unless otherwise provided in the Merger Agreement:

•	reduce the number of Common Stock subject to the Offer;

•	reduce the Offer Price (except in connection with any stock splits or other adjustments to the outstanding Shares (as described below);

•	change, modify or waive the Minimum Tender Condition or the D&O Tail Condition;

•	impose additional conditions to the Offer or modify or change any Offer Condition in a manner adverse to any stockholder of the Company;

•	extend or otherwise change the Expiration Time;

•	change the form of consideration payable in the Offer; or

•	otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse to any stockholder of the Company.

Expiration; Extensions of the Offer; Subsequent Offering Period

The Merger Agreement provides that the Offer will remain open until 11:59 PM, Eastern time, on the date that is twenty business days following the commencement (as defined under Rule 14d-2 of the Exchange Act) of the Offer (which we refer to as the “Initial Expiration Time”) or such later date and time to which the Initial Expiration Time is extended pursuant to the terms of the Merger Agreement. The Initial Expiration Time, or such later date and time to which the Initial Expiration Time is extended pursuant to the Merger Agreement is referred to as the “Expiration Time.”

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required (or Parent is required to cause Purchaser to) to extend the Initial Expiration Time or the then- scheduled Expiration Time, to provide for a subsequent offering period, or to terminate the Offer. Specifically, the Merger Agreement provides that Purchaser, in its sole discretion, may extend the Offer if any Offer Condition is not satisfied at the Expiration Time. In addition, if on the then-scheduled Expiration Time, any of the Offer Conditions is not satisfied or waived by Purchaser, in Purchaser’s sole discretion, Purchaser may extend the Offer for one or more additional successive periods of up to ten Business Days each (or such greater number of Business Days as the parties may agree) as Purchaser so determines. Purchaser must also extend the Offer to the extent required by any rule, regulation, interpretation or position of the SEC applicable to the Offer. However, Purchaser is not required in any event to extend the Offer: (i) beyond March 10, 2015 or (ii) if at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms.

Purchaser is not permitted to terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company unless the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser shall promptly, irrevocably and unconditionally terminate the Offer. If the Offer is terminated or withdrawn by Purchaser, or the Merger Agreement is terminated pursuant to its terms, before Purchaser has accepted for payment Shares tendered in the Offer, Purchaser must promptly return, and cause any depository acting on its behalf to return, all tendered Shares to the registered holders thereof to the extent required by the terms of the Offer.

Subject to the terms and conditions of the Merger Agreement, Parent is required to provide, or cause to be provided, to Purchaser, on a timely basis, the funds necessary to pay for the Shares that Purchaser is obligated to accept for payment, and pay for, pursuant to the Offer.

The Merger

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides for the Merger of Purchaser with and into the Company, subject to the terms and conditions of the Merger Agreement. After the Merger, the Company will continue as the surviving corporation in the Merger (which we refer to as the “Surviving Corporation”). At the Effective Time (as defined below under “Closing; Effective Time of the Merger”) each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time will automatically be converted into one share of common stock of the Surviving Corporation.

The directors and officers of Purchaser immediately prior to the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

At the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time will be amended as provided in the Merger Agreement, and as so amended, will be the certificate of incorporation of the Surviving Corporation. In addition, the by-laws of Purchaser as in effect immediately prior to the Effective Time will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

Closing; Effective Time of the Merger

The closing of the Merger (which we refer to as the “Merger Closing”) will take place immediately after the Offer Closing, unless another date is agreed to by Parent and the Company. We refer to the actual date of the Merger Closing as the “Merger Closing Date.”

The effective time of the Merger (which we refer to as the “Effective Time”) will occur on the Merger Closing Date when the certificate of merger or a certificate of ownership and merger (which we refer to as the “Certificate of Merger”) is duly filed with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL or at such later date and time as may be agreed between the parties and specified in the Certificate of Merger.

Merger Consideration

Capital Stock

At the Effective Time (other than the Excluded Shares and Appraisal Shares), each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price in cash, without interest (which we refer to as the “Merger Consideration”); and Excluded Shares will be cancelled without payment of consideration and Appraisal Shares will be treated as described below.

Treatment of Outstanding Equity Awards

Under the terms of the Merger Agreement and, as applicable, in accordance with the Company’s equity incentive plans, each option to purchase Shares, each restricted stock unit and each warrant to purchase Shares, in each case that is outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled as of the Effective Time without consideration or other payment to the holders thereof.

Appraisal Shares

No person who has perfected a demand for appraisal rights under Section 262 of the DGCL with respect to its Shares will be entitled to receive the Merger Consideration until any such right to appraisal has been effectively withdrawn or lost under the DGCL. Instead a holder of Appraisal Shares will be entitled to only such rights as are granted by Section 262 of the DGCL. For further discussion on the appraisal rights, see Section 17 – “Appraisal Rights” beginning on page 63.

Payment Procedures

Prior to the initial acceptance for payment of the Common Stock, and pursuant to the Offer, Parent will appoint a paying agent reasonably acceptable to the Company for the holders of Shares to receive the Merger Consideration to which such holders become entitled pursuant to the Merger Agreement. The Depositary was appointed as the paying agent under the Merger Agreement. As soon as practicable and no later than the business day immediately after the Offer expires (and following the acceptance of the Shares), Parent will deposit with the Depositary, sufficient funds to pay the aggregate Merger Consideration and the aggregate Offer Price that is payable in respect of all of the Shares (which we refer to as the “Exchange Fund”). Parent is required to deposit sufficient funds in the Exchange Fund to make all payments required under the Merger Agreement, and Parent and the Surviving Corporation will be liable for the payment of such amounts. The Surviving Corporation will pay all charges and expenses, including those of the Depositary, in connection with the exchange of Shares for the Merger Consideration.

Promptly after the Effective Time, Parent will send, or will cause the Depositary to send, to each record holder of Shares at the Effective Time, a Letter of Transmittal and instructions for use in such exchange. The Letter of Transmittal will provide that delivery will be effected and risk of loss and title will pass, only upon the delivery of the Certificates (or affidavit of loss/indemnity thereof) for use in such exchange. If you hold Shares in certificated form, you will not be entitled to receive the Merger Consideration until you surrender the Certificates representing your Shares for cancellation (or affidavit of loss/indemnity in lieu thereof), together with a duly completed and validly executed letter of transmittal and such other documents as may be required pursuant to the instructions thereto. Holders of Shares held in book-entry form will be entitled to receive the Merger Consideration upon receipt by the Depositary of an “Agent’s Message” (or such other evidence as the Depositary may reasonably request) and will not be required to deliver a Letter of Transmittal to the Depositary in order to receive the Merger Consideration to which such holder is entitled pursuant to the Merger Agreement. After the Effective Time, until so surrendered or transferred, as the case may be, and subject to the terms of the Merger Agreement, Shares will only represent the right to receive the Merger Consideration payable in respect thereof. No interest will be paid or accrued on the cash payable upon the surrender or transfer of any Share. Upon payment of the Merger Consideration pursuant to the provisions of the Merger Agreement, each so surrendered Certificate will immediately be cancelled.

Termination of Exchange Fund

Any portion of the Exchange Fund that remains undistributed to the holders of Shares for twelve months after the Effective Time will be returned to the Surviving Corporation, upon demand. Any holder of Shares who has not complied with the payment procedures described above prior to that time may thereafter look only to the Surviving Corporation for payment of the Merger Consideration.

No Liability

None of Parent, Purchaser, the Company, the Surviving Corporation or the Depositary will be liable to any holder of Shares in respect of any cash from the Exchange Fund delivered to a public official in compliance with any applicable state, federal or other abandoned property, escheat or similar law.

No Transfers Following the Effective Time

After the Effective Time, Certificates and Shares held in book-entry form (excluding Appraisal Shares) will cease to have any rights except the right to receive the Merger Consideration. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company will be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If any Certificate is presented to the Surviving Corporation after the Effective Time, it shall be canceled against delivery of cash to the holder. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, payment of the Merger Consideration per Share may be made to a person other than the person in whose name the Certificate is registered if it is properly endorsed or otherwise in proper form for transfer and the person requesting such payment shall pay any transfer or other similar taxes required by reason of payment of the Merger Consideration. Payment of the Merger Consideration per Share with respect to Shares held in book-entry form will only be made to the person in whose name such Shares held in book-entry form are registered.

Adjustments

The Offer Price shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Common Stock), cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Common Stock occurring on or after October 10, 2014 and prior to Purchaser’s acceptance for payment of, and payment for, Shares tendered in the Offer, and such adjustment to the Offer Price shall provide to the holders of Shares the same economic effect as contemplated by Merger Agreement. Upon such an adjustment, the Merger Consideration shall be equitably adjusted by Parent to reflect such adjustment.

Withholding Rights

Parent, Purchaser, the Surviving Corporation or the Depositary shall be entitled to deduct and withhold from the Offer Price, Merger Consideration and any amounts otherwise payable pursuant to the Offer and the Merger Agreement to any holders of Shares, such amounts as Parent, Purchaser, the Surviving Corporation or the Depositary may be required to deduct and withhold with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended, including any regulations pursuant thereto and any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, Purchaser, the Surviving Corporation or the Depositary, such withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made.

Lost Certificates

If the share certificates which a registered holder wants to surrender have been lost, destroyed or stolen, the shareholder should promptly notify the Depositary’s Shareholder Services Department at (800) 853-4959 or (781) 575-2879. The Depositary will instruct the shareholder as to the steps that must be taken in order to replace the certificates.

Representations and Warranties

The Merger Agreement includes customary representations and warranties of the Company, Parent and Purchaser. Purchaser will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under the U.S. federal securities laws and that might otherwise contradict the terms and information contained in the Merger Agreement and will update such disclosure to the extent required by U.S. federal securities laws.

In the Merger Agreement, the Company made customary representations and warranties to Parent and Purchaser that are subject to, in some cases, specified exceptions and qualifications contained in the Merger

Agreement and the matters contained in the disclosure letter delivered by the Company in connection with the Merger Agreement with respect to, among other things:

•	the Company’s organization, standing and corporate powers;

•	the Company’s certificate of incorporation and by-laws;

•	the Company’s capital structure;

•	the Company’s authority, recommendation;

•	no conflict, required filings and consents of the Company;

•	the Company’s permits; compliance with law;

•	the Company’s SEC documents, financial statements; undisclosed liabilities; internal controls;

•	the Company’s disclosure documents;

•	absence of certain changes or events with respect to the Company;

•	the Company’s employee benefits plan;

•	the Company’s labor and other employment matters;

•	the Company’s contracts;

•	litigation with respect to the Company;

•	the Company’s environmental matters;

•	the Company’s intellectual property;

•	the Company’s assets and properties;

•	the Company’s taxes;

•	the Company’s insurance;

•	Rule 14d-10 matters with respect to the Company;

•	the Company’s affiliate transactions;

•	state takeover statutes with respect to the Company;

•	fairness opinion of the Company;

•	brokers and other advisors of the Company;

•	the Company’s key customers; certain business restrictions;

•	the Company’s suppliers;

•	Foreign Corrupt Practice Act and anti-corruption practices of the Company; and

•	the Company’s full disclosure.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For the purposes of the Merger Agreement, a “Company Material Adverse Effect” means: any change, circumstance, effect, event or occurrence that individually or in the aggregate with all other changes, circumstances, effects, events or occurrences, (a) prevents or materially impedes, hinders or delays the consummation by the Company of the Offer, Merger or any of the other transactions contemplated by the Merger Agreement on a timely basis, or (b) has had or would reasonably be expected to have a material adverse effect on the business, operations, condition (financial or otherwise), assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole; provided that none of the following shall either alone or in combination constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect:

•	any change, circumstance, effect, event or occurrence directly arising out of or directly resulting from:

i.	general economic, credit, capital or financial markets or political or social conditions in the United States or Canada, including with respect to interest rates or currency exchange rates;

ii.	any outbreak or escalation of hostilities, acts of war (whether or not declared), sabotage or terrorism;

iii.	any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster occurring after the date of Merger Agreement;

iv.	any change in applicable law or generally accepted accounting policies (or authoritative interpretation or enforcement thereof) and other applicable accounting rules (including the accounting rules and regulations of the SEC) which is proposed, approved or enacted on or after the date of the Merger Agreement;

v.	general changes in or general conditions affecting the industries in which the Company and the its subsidiaries primarily operate;

vi.	changes after the date of the Merger Agreement in the market price or trading volume of the Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such change may, unless otherwise excepted by this definition, be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect);

vii.	the failure to meet analyst projections, in and of itself (it being understood, however, that any effect causing or contributing to such failures to meet projections may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

viii.	the announcement or pendency of the Merger or other transactions contemplated thereby, except in the cases of clauses (i) and (v) above,

in each case, to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries primarily operate (in which case solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been, or is reasonably expected to be, a Company Material Adverse Effect).

In the Merger Agreement, each of Parent and Purchaser has, jointly and severally, made customary representations and warranties to the Company with respect to:

•	the organization, standing and corporate power of Parent and Purchaser;

•	the authority of Parent and Purchaser;

•	no conflict, required filings and consents of Parent and Purchaser;

•	the Equity Commitment Letter and related financing;

•	the Limited Guaranty;

•	litigation of Parent and Purchaser;

•	information supplied by Parent and Purchaser;

•	operation and ownership of Purchaser;

•	broker and other advisors;

•	ownership of Company Common Stock by Parent and Purchaser; and

•	no other representations or warranties of Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Parent and Purchaser are qualified as to “materiality” or circumstances which would have a material adverse effect on Parent’s and Purchaser’s ability to consummate the transactions contemplated by the Merger Agreement.

None of the representations and warranties of the parties to the Merger Agreement contained in the Merger Agreement survive the Effective Time. This limitation does not apply to any covenant of the parties which, by its terms, contemplates performance after the Effective Time.

Conduct of Business Pending the Merger

Except as (1) set forth in the Company’s confidential disclosure schedules delivered in connection with the execution of the Merger Agreement, (2) expressly contemplated, required or permitted by the Merger Agreement, (3) required by law or (4) consented to in writing by Parent (which consent shall not be unreasonably conditioned, withheld or delayed), during the period from October 10, 2014 to the earlier of the Effective Time and the valid termination of the Merger Agreement, the Company shall, and shall cause each of its subsidiaries to (in each case consistent with past practice):

•	conduct its business in the ordinary course consistent with past practice;

•	use commercially reasonable efforts to preserve substantially intact its current business organization and to preserve its relationships with each of the customers, key employees, suppliers, licensors, licensees, lessors and others with whom the Company and the Company subsidiaries has material business dealings; and

•	comply with applicable law.

Without limiting the generality of the foregoing, from October 10, 2014 to the earlier of the Effective Time or the valid termination of the Merger Agreement in accordance with its terms, the Company shall not, and shall not permit any Company subsidiary to, directly or indirectly, do, or agree to do, certain actions, including the following:

•	issue or authorize the issuance of, or amend, modify or otherwise change any of the terms, provisions or conditions of, any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of the Company or any subsidiary, subject to certain exceptions;

•	sell, pledge, dispose of, abandon, transfer, lease, sublease, assign, license, guarantee or encumber, or authorize the sale, pledge, disposition, abandonment, transfer, lease, sublease, license, guarantee or encumbrance of, any property, rights or assets (tangible or intangible) of the Company or any of its subsidiary having a then current value in excess of $100,000 in the aggregate or any material company intellectual property, subject to certain exceptions;

•	declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interest or set any record date therefor (other than dividends paid by a wholly owned subsidiary to the Company or to any other wholly owned subsidiary) or enter into any agreement with respect to the voting of its capital stock or other equity interest;

•	reclassify, combine, split or subdivide any of its capital stock or other equity interest or issue or authorize the issuance of any other securities in lieu of or in substitution for shares of its capital stock, other equity interests or other securities;

•	repurchase, redeem or otherwise acquire any shares of its capital stock or other equity interests;

•	acquire (including by merger, consolidation or acquisition of equity interests) any equity interest in or material assets of any business or any division thereof, or make any loan, advance or capital contribution to, or investment in, any business or any division thereof, except for intercompany loans, advances, contributions, acquisitions or investments between or among the Company and wholly-owned subsidiaries and not involving any third party;

•	redeem, repurchase, prepay, defease, cancel, incur or otherwise acquire, or modify the terms of, any indebtedness for borrowed money or other indebtedness specified in the Merger Agreement;

•	issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person for borrowed money or other indebtedness or make any loans, advances or capital contributions to, or investments in, any person, except for borrowings and repayments of indebtedness and interest for borrowed money under the Wells Fargo Credit Agreement (as in effect on the date of the Merger Agreement) in the ordinary course of business and as required by the terms thereof;

•	amend, modify or terminate any of the Company’s existing credit agreements and/or related credit, collateral and/or similar documentation;

•	grant or permit or suffer to exist any lien on any of its assets, other than permitted liens, or grant any lien on any owned real property, other than permitted liens;

•	except in the ordinary course of business consistent with past practice, enter into, terminate or materially amend or modify any material contract or lease or contract that, if in effect on the date of the Merger Agreement, would have been a material contract or lease;

•	except in the ordinary course of business consistent with past practice, waive any term of or any material default under, or release, settle or compromise any material claim against the Company or any of its subsidiary or liability or obligation owing to the Company or any of its subsidiary under, any material contract or lease;

•	make any change in accounting policies, procedures, principles, practices or methods except as required;

•	adopt, enter into, amend or terminate any benefit plan, increase the compensation or benefits of any current or former director, officer, employee or other service provider of the Company or any subsidiary, pay or grant any benefit, bonus or other compensation not expressly provided for by any existing written benefit of plan or employment agreement as in effect on the date of the Merger Agreement and that has been made available to Parent or hire or terminate the employment of any executive officer or any other person who has or would have an annual base salary exceeding $150,000 per annum, in each case except as necessary to comply with applicable law;

•	make, or make any commitment with respect to, any capital expenditures, except for capital expenditures that are expressly contemplated by the detailed capital expenditures budget approved by Parent and to the extent not reflected in such capital expenditures budget, capital expenditures or commitments to make capital expenditures not in excess of $150,000 in the aggregate;

•	enter into any new line of business outside of its existing business, including the entry into any cobranding arrangements (whether or not such arrangements would involve any product extensions);

•	settle, release, waive or compromise any other pending or threatened action against the Company or any of its subsidiaries, subject to certain exceptions;

•

(A) change or make any material tax election, change an annual accounting period for tax purposes, or adopt or change any accounting method for tax purposes, (B) enter into any tax allocation agreement, tax sharing agreement or tax indemnity agreement (other than any customary commercial or financing agreements, entered into in the ordinary course of business consistent with past practices), or (C) settle or compromise any tax liability (other than the payment of currently due and payable taxes in the ordinary course of business with respect to the current taxable year of the Company and the subsidiaries);

•	implement or announce any material reductions in labor force or mass lay-offs concerning employees of the Company or any subsidiary or terminate the employment of any senior employee; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

No Solicitation

Upon signing the Merger Agreement, the Company agreed to, and to cause its affiliates and their respective directors, officers, employees, advisors, investment bankers, consultants, other agents and representatives (which we refer to collectively as “Representatives”) to, immediately cease and terminate any existing discussions or negotiations with any person (other than Parent and Purchaser) with respect to an Acquisition Proposal (as defined below).

In addition, at all times during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier of (i) the termination of the Merger Agreement pursuant to its terms and (ii) the Effective Time, the Company shall not, and shall not permit or authorize of its Representatives and the Company subsidiaries to:

•	initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

•	engage in, continue or otherwise participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or provide any information or data concerning the Company or any of its subsidiaries to any Person in connection with or for the purpose of facilitating, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;

•	provide or waive restrictions on the use of any information or data concerning the Company or any its subsidiaries to any Person pursuant to any commercial arrangement, joint venture arrangement or other existing agreement or arrangement with the intention to facilitate an Acquisition Proposal;

•	grant any waiver, amendment or release under any standstill agreement or takeover laws for the purpose of allowing a third party to make an Acquisition Proposal (including providing consent or authorization to any person to make an Acquisition Proposal to any officer or employee of the Company or to the Company Board or any member thereof) (other than with respect to clauses (iii) and (iv) to the extent the Company Board (or any authorized committee thereof) shall have determined in good faith, after consultation with outside legal counsel, that the failure to take such action would breach the directors’ fiduciary duties under applicable laws; provided that, with respect to clause (iv), such waiver, amendment or release shall be limited to allowing a third party to make a private and confidential unsolicited written Acquisition Proposal to the Company Board, except that the Company may publicly disclose the identity of such third party and the terms and conditions of such Acquisition Proposal to the extent required by applicable law);

•	approve, endorse, recommend, execute or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement (other than a confidentiality agreement pursuant to the terms of the Merger Agreement) relating to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

However, at any time prior to the Acceptance Time, the Company, the Company Subsidiaries and the Representatives may:

•	provide information in response to a request therefor to a person who has made an unsolicited bona fide written Acquisition Proposal after the date of the Merger Agreement, and to its Representatives, if and only if, prior to providing such information, the Company has received from the person so requesting such information an executed Acceptable Confidentiality Agreement (as defined in the Merger Agreement), provided that the Company shall, as promptly as reasonably practicable, make available to Parent any information concerning the Company and the Company Subsidiaries that is provided to any Person making such Acquisition Proposal that is given such access and that was not previously made available to Parent or its Representatives;

•	engage or participate in discussions or negotiations with any person and its Representatives who has made such an unsolicited bona fide written Acquisition Proposal; or

•	resolve or agree to do any of the foregoing actions;

provided that, prior to taking any action described above, (x) the Special Committee shall have determined in good faith, after consultation with outside legal counsel, that failure to take such action would breach the directors’ fiduciary duties under applicable laws, and (y) the Special Committee shall have determined in good faith, based on information then available and after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or could reasonably likely to lead to a Superior Proposal.

The Company agreed that it shall promptly (and, in any event, within one (1) Business Day of the Company’s knowledge of any such event) notify Parent if (x) any proposals or offers with respect to an Acquisition Proposal are received by, (y) in connection with any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, any non-public information is requested from or (z) any discussions or negotiations are sought to be initiated or continued in connection with the submission of an Acquisition Proposal with, the Company, any Company subsidiary or their respective Representatives indicating, in connection with such notice, the identity of the person or group of persons making such offer or proposal and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent reasonably informed, on a prompt basis, of any material developments or modifications to the terms of any such proposals or offers and the status of any such material discussions or negotiations. Without limiting the generality of the foregoing, the Company shall provide to Parent, as soon as reasonably practicable after receipt or delivery thereof, copies of all draft material transaction agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal) sent by or provided to the Company, any Company subsidiary or any of the Company’s Representatives in connection with any Acquisition Proposal.

We refer to an “Acquisition Proposal” as any proposal or offer from any third party relating to (i) the acquisition of thirty percent (30%) or more of any class of equity interests in the Company or any its subsidiaries (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company or any its subsidiaries in which any third party or its shareholders will beneficially own, directly or indirectly, thirty percent (30%) or more of the combined voting power of the Company or the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, (iii) any sale of assets, license, joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction which would, directly or indirectly, result in any third party acquiring, licensing or otherwise obtaining beneficial ownership of assets (including any class of equity interests of its subsidiaries or Affiliate of the Company) representing, directly or indirectly, thirty percent (30%) or more of the net revenues, net income or assets (in the case of assets, determined by reference to fair market value) of the Company and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any third party beneficially owning thirty percent (30%) or more of any class of outstanding equity interests in the Company or any its subsidiaries (by vote or by value) or (v) any combination of the foregoing.

We refer to a “Superior Proposal” as a bona fide written Acquisition Proposal not arising out of or relating to any violation by the Company of its obligations regarding Acquisition Proposals under the Merger Agreement, which the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions and legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination), including financing, regulatory approvals, equityholder litigation, identity of the person or group making the Acquisition Proposal, breakup fee and expense reimbursement provisions and other events or circumstances whether or not beyond the control of the Party seeking to assert that an Acquisition Proposal constitutes a Superior Proposal, (i) is reasonably likely to be consummated in accordance with its terms and (ii) would result in a transaction that is more favorable to the holders of Common Stock from a financial point of view than the Offer or the Merger and the other transactions contemplated by the Merger Agreement (after taking into account the expected timing and risk and likelihood of consummation).

Nothing in the Merger Agreement prevents the Company or the Company Board or any committee thereof from (i) complying with its disclosure obligations under applicable U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to the holders of the Company’s capital stock, a position contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to such holders) or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Board Recommendation

The Company Board, with the approval of all members of the Company Board other than the member of the Company Board affiliated with the Tennenbaum Funds, who has recused himself from voting on such matters, has, acting upon the recommendation of the Special Committee, recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement (which we refer to as the “Company Board Recommendation”).

Except as described below, none of the Company Board, the Special Committee or any other committee of the Company Board is permitted to:

i.	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) in any manner adverse to Parent or Purchaser, the Company Board Recommendation with respect to the Offer or the Merger;

ii.	adopt, approve or recommend or publicly propose to adopt, approve or recommend an Acquisition Proposal;

iii.	(1) fail to publicly recommend against any Acquisition Proposal within five Business Days after Parent so requests in writing or (2) fail to publicly reaffirm the Company Board Recommendation within five Business Days after Parent so requests in writing;

iv.	fail to recommend, in the Schedule 14D-9, against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within five Business Days after the commencement of such Acquisition Proposal;

v.	fail to include the Company Board Recommendation in the Schedule 14D-9;

vi.	enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal (other than any Acceptable Confidentiality Agreement entered into in accordance with the Merger Agreement) it being understood that, for the avoidance of doubt, neither the approval or delivery of a determination notice shall be, by itself, deemed a Company Adverse Recommendation Change (any action described in the (i) through (vi) above, a “Company Adverse Recommendation Change”); or

vii.	cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement relating to an Acquisition Proposal (which we refer to as an “Alternative Acquisition Agreement”).

Notwithstanding the foregoing, at any time prior to the initial acceptance for payment by Purchaser of the Shares pursuant to the Offer (which we refer to as the “Acceptance Time”) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of any breach of the Merger Agreement) from any person that has not been withdrawn and that the Company Board (or any authorized committee thereof) concludes in good faith constitutes a Superior Proposal, (x) the Company Board (or any authorized committee thereof) may effect a Company Adverse Recommendation Change with respect to such Superior Proposal, or (y) the Company may terminate Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, if and only if:

•	the Special Committee determines in good faith, after consultation with its financial advisor and outside legal counsel, that failure to do so would breach its fiduciary obligations under applicable laws;

•	the Company shall have complied with all of its obligations with respect to no-shop provisions of the Merger Agreement with respect to such Superior Proposal;

•	the Company complies with the “match rights” of Purchaser and Parent, as described in this Section 12 under “– Match Rights”; and

•	in the case of a termination of the Merger Agreement to enter into an Alternative Acquisition Agreement, the Company shall concurrently pay a portion of the Company Termination Fee (as defined below).

Match Rights

The Company is required to provide prior written notice (which we refer to as the “Determination Notice”) to Parent at least five Business Days in advance (which we refer to as the “Notice Period”), to the effect that the Company Board has received a bona fide written Acquisition Proposal that the Company Board (or any authorized committee thereof) has concluded in good faith constitutes a Superior Proposal and, absent any revision to the terms and conditions of the Merger Agreement, the Company Board (or any authorized committee thereof) has determined to effect a Company Adverse Recommendation Change and/or to terminate the Merger Agreement.

Before the Company may effect such Company Adverse Recommendation Change or termination of the Merger Agreement, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, so that such Acquisition Proposal ceases to constitute a Superior Proposal. In the event of any material revisions to the Acquisition Proposal that the Company Board (or any authorized committee thereof) has determined to be a Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the procedures described above.

The approval by the Company Board, for purposes of Section 203(a)(1) of the DGCL, of the Merger Agreement, the Exchange Agreement and the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions) such that the restrictions on

“business combinations” contained in Section 203 of the DGCL are not applicable to Parent or Purchaser, the Merger Agreement, the Exchange Agreement or any Support Agreement and any of the transactions contemplated by the Merger Agreement, the Exchange Agreement and the Support Agreements is irrevocable. Prior to the termination of the Merger Agreement, no Company Adverse Recommendation Change shall change the approval of the Company Board that such restrictions is inapplicable to the transactions contemplated by the Merger Agreement.

Other Covenants

Commercially Reasonable Efforts Covenant

Upon the terms and subject to the conditions of the Merger Agreement, each of the parties has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper, or advisable to consummate, as promptly as reasonably practicable, the Offer, the Merger, the Exchange Agreement Transactions and the other transactions contemplated by the Merger Agreement, including using commercially reasonable efforts to:

•	take all acts necessary to cause (A) in the case of the Company, the Offer Conditions and the conditions to the Merger Closing set forth in the Merger Agreement to be satisfied, or (B) in the case of Parent and Purchaser, the conditions to the Merger Closing set forth in the Merger Agreement to be satisfied, in each case, as promptly as reasonably practicable;

•	obtain all necessary consents, approvals, orders, waivers and authorizations of, actions or nonactions by, any governmental authority or any third party and make all necessary registrations, declarations and filings with, and notices to, any governmental Authorities and take all reasonable steps as may be necessary to avoid a suit, action, proceeding or investigation by, any governmental authority;

•	execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by the Merger Agreement;

•	in the case of the Company, vigorously defend or contest any Transaction Litigation (as defined below); and

•	in the case of Parent and Purchaser, reasonably cooperate with the Company’s defense of any Transaction Litigation.

“Transaction Litigation” is defined in the Merger Agreement to mean any litigation commenced or threatened against the Company or any of its affiliates or the directors and officers of the Company that (A) relates to, arises out of or involves the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated thereby or (B that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and in the case of each of clauses (A) and (B) above, expressly excluding any claims by a current or former holder of Shares to exercise appraisal rights under the DGCL.

Access to Information

Subject to certain exceptions, until the earlier of: (i) the Effective Time or (ii) the termination of the Merger Agreement, the Company will afford to Parent and its officers, employees, accountants, counsel, consultants, financial advisors and other Representatives, reasonable access during normal business hours to all of the Company’s and its subsidiaries’ properties, books and records and to those officers, employees, financing sources, consultants and other authorized representatives of the Company and/or any of the Company subsidiaries to whom Parent reasonably requests access and shall furnish to Parent, as promptly as reasonably practicable, all information concerning the Company and its subsidiaries’ business, properties and personnel as Parent may reasonably request.

Directors’ and Officers’ Indemnification and Insurance

The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of the Merger Agreement, a director, officer, employee or agent (including those individuals serving as a fiduciary with respect to an employee benefit plan) of the Company, any of its subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) as provided in the organizational documents of the Company or of the Company’s subsidiaries or any indemnification agreement or other contract rights between such Indemnified Party and the Company or any subsidiary of the Company which has been made available to Parent prior to the date of the Merger Agreement (collectively, the “Existing D&O Indemnification Arrangements”) shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall remain in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any Indemnified Parties with respect to indemnification, exculpation and limitation of liabilities of the Indemnified Parties and the advancement of expenses.

From and after Effective Time, the Surviving Corporation shall indemnify and hold harmless to the extent provided by the Existing D&O Indemnification Arrangements, each Indemnified Party against any losses, damages, liabilities, and reasonable and documented costs and expenses (including payment of reasonable and documented out-of-pocket attorney’s fees and expenses), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim related to (i) the fact that such Indemnified Party is or was a director or officer of the Company, any of its subsidiaries or any of their respective predecessors or (ii) the Merger Agreement and the transactions contemplated by the Merger Agreement, whether in any case arising before or after the Effective Time. The Surviving Corporation shall not be required to provide indemnification pursuant to the Existing D&O Indemnification Arrangements or the relevant provisions of the Merger Agreement if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to such indemnification under the Existing D&O Indemnification Arrangements, the Merger Agreement or under applicable law.

Parent has agreed to cause the Surviving Corporation to maintain for a period of six years after the Effective Time the Company’s current directors’ and officers’ liability insurance. The Company, prior to the Effective Time, shall obtain “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time providing for coverage for a period of at least six years from and after the Effective Time covering each Person who is covered by such policies on the date of the Merger Agreement on terms with respect to such coverage and amounts no more favorable in the aggregate than those of such policies in effect on the date of the Merger Agreement.

Employee Benefits

Parent has agreed to, and to cause the Surviving Corporation and each of its affiliates, as applicable to provide or pay when due to any current or former director, officer or employee of the Company or any of its subsidiaries, all benefits and compensation pursuant to the Company benefit clans or any other compensatory programs and arrangements of the Company or any its subsidiaries disclosed in the disclosure letter and in effect on the date of the Merger Agreement earned or accrued through, and to which such individuals are entitled as of, the Effective Time.

Stock Quotation on OTCQB

Prior to the Merger Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the OTCQB to cause the Common Stock to cease to be quoted on the OTCQB as promptly as practicable after the Effective Time.

Sale of Term Loans

Subject to the consummation of the Sale Transaction (as defined below), Purchaser and the Company agreed that immediately after such consummation of the Sale Transaction, Purchaser shall sell to the Company the Sale Term Loans (as defined below) on the Offer Closing Date, but prior to the Offer Closing, in exchange for a promissory note issued by the Company to Purchaser in the aggregate amount of $24.1 million, after which the Company shall contribute to Dialogic Corporation, a subsidiary of the Company, as additional capital, the Exchange Term Loans and the Sale Term Loans. Upon the consummation of such contribution, all obligations in respect of the Exchange Term Loans and the Sale Term Loans shall be fully and irrevocably discharged and satisfied.

Conditions to the Consummation of the Merger

The respective obligation of the Company, Parent and Purchaser to effect the Merger is subject to the satisfaction or (to the extent permitted by law) waiver on or prior to the Effective Time of the following conditions:

•	No temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction shall be in effect enjoining or otherwise preventing or prohibiting the consummation of the Merger;

•	Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any subsequent offering period);

•	the Exchange Act Transactions shall have occurred; and

•	the Sale Transaction shall have occurred.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company:

•	if the Merger shall not have been consummated on or before the March 10, 2015; provided, however, that the right to terminate the Merger Agreement shall not be available to any party if (x) the Offer Closing shall have occurred or (y) the failure of such party to perform any of its obligations under the Merger Agreement has been a principal cause of the failure of the Merger to be consummated on or March 10, 2015;

•	if any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction shall be in effect enjoining or otherwise prohibiting the consummation of the Offer or the Merger and shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement shall not be available to any party unless such party shall have complied with its obligations under to prevent, oppose or remove such temporary restraining order, preliminary or permanent injunction, law or other judgment issued by a court of competent jurisdiction; or

•	if, prior to the Offer Closing, the Exchange Agreement has been terminated.

•	by Parent if, prior to the Acceptance Time:

•	in the event that the Company Board (or any authorized committee thereof, including the Special Committee) has effected a Company Adverse Recommendation Change; or

•	there shall be any breach of or inaccuracy in any of the Company’s representations or warranties set forth in the Merger Agreement or the Company has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would give rise to the failure of the applicable Offer Condition related to such items and (ii) (A) is not capable of being cured prior to March 10, 2015 or (B) if curable, is not cured within the earlier of (x) thirty calendar days following Parent’s delivery of written notice to the Company of such breach and (y) March 10, 2015; provided that Parent shall not have the right to terminate the Merger Agreement if Parent or Purchaser is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that the Company has the right to terminate the Merger Agreement, as described below.

by the Company, prior to the Acceptance Time:

•	in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination; provided, however, that payment of a portion of the Company Termination Fee shall be a condition to the termination of Merger Agreement in order for the Company to accept a Superior Proposal;

•	if there shall be any breach of or inaccuracy in any of Parent’s or Purchaser’s representations or warranties set forth in Merger Agreement or Parent or Purchaser has failed to perform any of its covenants or agreements set forth in the Merger Agreement, which inaccuracy, breach or failure to perform (i) would reasonably be expected to, individually or in the aggregate, have a material adverse effect on Parent, and (ii) (A) is not capable of being cured prior to the March 10, 2015 or (B) if curable, is not cured within the earlier of (x) thirty calendar days following the Company’s delivery of written notice to Parent of such breach and (y) March 10, 2015; provided, that the Company shall not have the right to terminate the Merger Agreement if the Company is then in breach of any of its representations, warranties, covenants or agreements under the Merger Agreement such that Parent has the right to terminate the Merger Agreement as described above; or

•	if (i) all of the Offer Conditions shall have been satisfied or waived as of the Expiration Time (other than those conditions that by their terms are to be satisfied by actions taken at the Offer Closing, each of which is capable of being satisfied at the Offer Closing), and (ii) the Offer Closing does not occur within three business days after the Expiration Time.

Any proper termination of the Merger Agreement as provided above will be effective immediately upon the delivery of written notice of the terminating party to the other parties.

Effect of Termination

In the event of the termination of the Merger Agreement in accordance with its terms, the Merger Agreement will become void and have no further force and effect, without any liability or obligation on the part of Parent, Purchaser or the Company or their respective subsidiaries, officers or directors to any other party, subject to certain designated provisions of the Merger Agreement which survive such termination. No such termination, however, will relieve any party from liability for any intentional misrepresentation or any representation or warranty made by such party or a willful breach of covenant or agreement of such party prior to such termination.

Termination Fees

The Company is required to pay Parent an amount equal to $671,340, plus the aggregate amount of fees and expenses incurred by Sponsor, Parent, Purchaser and their affiliates in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement as of the applicable date the Merger Agreement is terminated (we refer to this amount as the “Company Termination Fee”), provided that in no event shall the aggregate amount of the Company Termination Fee exceed $2,500,000, with $500,000 of the Company Termination Fee to be paid by wire transfer of same-day funds within two business days following the date of the termination of the Merger Agreement and the remainder in the form of a promissory note if at any time prior to the Acceptance Time the Company Board (or any authorized committee thereof, including the Special Committee) has effected a Company Adverse Recommendation Change.

The Company is required to pay the Sponsor the Company Termination Fee, with $500,000 of the Company Termination Fee to be paid by wire transfer of same-day funds within two business days following the date of the termination of the Merger Agreement and the remainder in the form of a promissory note if prior to the Acceptance Time, the Company terminates the Merger Agreement in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination.

If (i) after the date of the Merger Agreement, an Acquisition Proposal shall have become publicly known and not publicly withdrawn, (ii) thereafter, the Merger Agreement is terminated (A) by Parent or the Company, if the Merger has not been consummated by March 10, 2015 or (B) by Parent, due to a breach by the Company of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement providing for termination of the Merger Agreement, and (iii) within twelve months of such termination, the Company enters into a definitive agreement providing for any transaction contemplated by any Acquisition Proposal made by a third party (other than any of the Tennenbaum Funds or their Affiliates that was publicly known prior to such termination (and which transaction is thereafter consummated), then, in any such case, the Company shall pay to Sponsor (or any other person designated by Parent in writing) the full amount of the Company Termination Fee by wire transfer of same-day funds on the date such transaction is consummated.

If the Merger Agreement is terminated (i) by Parent at any time prior to the Acceptance Time in the event that the Company Board (or any authorized committee thereof, including the Special Committee) has effected a Company Adverse Recommendation Change or (ii) by the Company prior to the Acceptance Time, in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination, the maximum aggregate liability of the Company and the Company subsidiaries for monetary damages in connection with the termination of the Merger Agreement or any of the transactions contemplated by the Merger Agreement shall be limited to the Company Termination Fee. The maximum liability of the Company and the Company subsidiaries for all other monetary damages in connection with the Merger Agreement or any of the transactions contemplated by the Merger Agreement is limited to $34,180,000. Sponsor, Parent and Purchaser agree not to, and shall not permit their respective Representatives or any other person on its or their behalf, seek or obtain, nor shall any person be entitled to seek or obtain, any monetary recovery or award in excess of $34,180,000.

The maximum aggregate liability of Sponsor, Parent and Purchaser for monetary damages in connection with this Agreement, the Equity Undertaking Letter, the Limited Guarantee or any of the transactions contemplated thereby shall be shall be limited to $34,180,000. The Company agrees not to, and shall not permit its Representatives or any other person on its or their behalf (including the Tennenbaum Funds) to seek or obtain, nor shall any person be entitled to seek or obtain, any monetary recover or award in excess of $34,180,000.

Expenses

All fees and expenses, except for the Company Termination Fee and any transfer taxes, incurred in connection with the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement shall be paid by the party incurring such fees or expenses, whether or not the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement are consummated.

Specific Performance

The parties, prior to a valid termination of the Merger Agreement, will be entitled (i) to an injunction or injunctions, or any other appropriate form of specific performance or equity relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in a court of competent jurisdiction and/or (ii) any other remedy to which they are entitled under the terms of the Merger Agreement at law or in equity.

The Company’s right to obtain an injunction or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing the Equity Financing (as defined below) to be consummated is subject to the requirements that (i)(A) for the Equity Financing to occur at the Offer Closing, all of the Offer Conditions shall have been satisfied or waived as of the Expiration Time and (B) for the Equity Financing to occur at the Merger Closing, all of the closing conditions to the Merger shall have been satisfied if the Merger Closing were to have occurred at such time and (ii) the Company has irrevocably confirmed to Parent in writing that if the Equity Financing is funded, it will take such actions that are within its control to cause the Merger Closing.

Agreement to Exchange, Tender and Sell

Substantially simultaneously with the execution and delivery of the Merger Agreement, Parent, Purchaser, the Company, Dialogic Subsidiary, Obsidian, LLC (“Obsidian”), as agent under the Term Loan Agreement (defined below), and the Tennenbaum Funds, as lenders under the Term Loan Agreement, entered into an Exchange Agreement, pursuant to which the Tennenbaum Funds agreed, on the terms and subject to the conditions set forth in the Exchange Agreement:

•	to contribute Exchange Term Loans to Company, prior to the closing of the Offer, in the aggregate principal amount of $8.75 million in exchange for an aggregate of 58.3 million Shares at a conversion price equal to the Offer Price (we refer to such transaction as the “Exchange Transaction”), immediately after which the Tennenbaum Funds will own more than 90% of total Shares outstanding;

•	to tender all of the Shares held by them in the Offer (including the Shares issued pursuant to the Exchange Transaction);

•	to support and approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby;

•	to sell to Purchaser, prior to the closing of the Offer, all of the Term Loans (defined below) other than the Exchange Term Loans (such loans, the “Sale Term Loans,” and such transaction, the “Sale Transaction”) for aggregate cash consideration equal to $24.1 million;

•	in accordance with Section 13(a)(i) of the Certificate of Designations, Preference and Rights of the Series D-1 Preferred Stock of the Company, to cause the Company to redeem the single share of Series D-1 Preferred Stock of the Company, held by Tennenbaum Opportunities Partners V, LP, for $100, provided that pursuant to the Exchange Agreement such fund has waived its right to receive such amount in light of other consideration (together with the Exchange Transaction and the Sale Transaction, the “Exchange Agreement Transactions”).

The Exchange Agreement may be terminated at any time prior to the consummation of the Merger if:

•	by any of the Tennenbaum Funds, Parent, Purchaser or the Company if the Merger Agreement has been terminated;

•

by any of the Tennenbaum Funds, if the Merger Agreement is amended or modified without the prior written consent of each of the Tennenbaum Funds or if any rights of the Company, Parent or Purchaser is waived in a manner that is adverse to the Tennenbaum Funds, including: (1) a decrease in the Offer Price, (2) a change in the form of consideration to be paid in the Offer, (3) the imposition of any condition to the Offer not set forth in the Merger Agreement or (4) any change in the number of Shares subject to the Offer;

•	by any of the Tennenbaum Funds if the Offer is terminated or withdrawn by Parent or Purchaser;

•	by any of the Tennenbaum Funds if all of the Offer Conditions are satisfied (or reasonably likely to be satisfied at the closing of the Offer) and the Offer has expired without Purchaser having accepted payment to the Shares tendered in the offer;

•	by any of the Tennenbaum Funds, Parent, Purchaser or the Company, if any temporary restraining order, preliminary or permanent injunction, law or judgment issued by any court of competent jurisdiction shall be in effect enjoining or otherwise prohibiting the consummation of the Offer or the Merger;

•	by any of the Tennenbaum Funds if there is a material breach of the Exchange Agreement by Parent, Purchaser or the Company which (i) is not capable of being cured prior to March 10, 2015 or (ii) if curable, has not been cured within the earlier of (A) thirty calendar days following the Tennenbaum Funds’ delivery of written notice to the Company and Parent or Purchaser, as applicable of such breach and (B) March 10, 2015, provided, the Tennenbaum Funds shall not have the right to terminate if any Tennenbaum Fund is then in breach or its representations, warranties, covenants or agreements under the Exchange Agreement such that Parent, Purchaser or the Company has the right to terminate the Exchange Agreement;

•	by either Parent or Purchaser, if there is a material breach of the Exchange Agreement by any of the Tennenbaum Funds or the Company which (i) is not capable of being cured prior to March 10, 2015 or (ii) if curable, has not cured within the earlier of (A) thirty calendar days following the delivery by any Parent or Purchaser to the Company or applicable Tennenbaum Fund of written notice to the of such breach and (B) March 10, 2015; provided that Parent and Purchaser shall not have the right to terminate the Exchange Agreement if either is in breach of breach or its representations, warranties, covenants or agreements under the Exchange Agreement such that any Tennenbaum Fund has the right to terminate the Exchange Agreement;

•	by written consent of each of Parent, Purchaser, the Company and each of the Tennenbaum Funds;

•	by any of the Tennenbaum Funds, the Company, Parent or Purchaser if the closing of the Exchange Transaction or the closing of the Sale Transaction has not occurred prior to March 10, 2015; provided that this termination right shall not be available to any party if the failure of such party to perform any of its obligations under the Exchange Agreement has been a principal cause of the failure of the Merger to be consummated on or before such date; or

•	by any of the Tennenbaum Funds or Parent or Purchaser, upon a Company Adverse Recommendation.

Pursuant to the Exchange Agreement, the Tennenbaum Funds agreed not to, directly or indirectly, prior to the termination or consummation of the transactions contemplated by the Merger Agreement, solicit, initiate, encourage, induce or facilitate the submission or announcement of a third party proposal to acquire the Company or take related actions in furtherance of any such proposal. Additionally, if the Company becomes obligated to issue a Break Fee Note (as defined in the Merger Agreement) under the Merger Agreement, each Tennenbaum Fund has agreed to enter into an intercreditor agreement in customary form with Parent, Purchaser, the Company and Dialogic Subsidiary, pursuant to which, among other things, the Tennenbaum Funds will each acknowledge and agree that the obligations of the Company under the Break Fee Note shall be ranked senior to the Term Loans.

The maximum monetary liability of the Tennenbaum Funds on one hand and Parent and us, on the other, pursuant to the Exchange Agreement, the Merger Agreement, the Limited Guarantee, the equity commitment letter or any of the transactions contemplated thereby is $34,180,000.

As of October 10, 2014, the Tennenbaum Funds held (1) loans in the aggregate principal amount of $87.0 million (such loans, together with all accrued and unpaid interest with respect thereto, the “Term Loans”)

under the Third Amended and Restated Credit Agreement dated as of March 22, 2012 (as amended, supplemented or modified from time to time, the “Term Loan Agreement”), among Obsidian, as agent, the Tennenbaum Funds, as lenders, the Company and Dialogic Subsidiary, and (2) an aggregate of 8.9 million Shares, representing 55.0% of total Shares outstanding.

Under the terms of the Exchange Agreement, after the consummation of the Sale Transaction and prior to the closing of the Offer, Obsidian will resign as Agent under the Term Loan Agreement and appoint Purchaser as successor agent thereunder, in each case upon the consummation of the Sale Transaction.

Pursuant to the Exchange Agreement, the Tennenbaum Funds agreed not to, directly or indirectly, prior to the termination or consummation of the transactions contemplated by the Merger Agreement, solicit, initiate, encourage, induce or facilitate the submission or announcement of a third party proposal to acquire the Company or take related actions in furtherance of any such proposal. Additionally, if the Company becomes obligated to issue a Break Fee Note under the Merger Agreement, each Tennenbaum Fund has agreed to enter into an intercreditor agreement in customary form with Parent, Purchaser, Company and Dialogic Subsidiary, pursuant to which, among other things, the Tennenbaum Funds will each acknowledge and agree that the obligations of the Company under the note shall be ranked senior to the Term Loans.

The Exchange Agreement includes certain termination provisions for Parent, Purchaser and the Tennenbaum Funds, including, among other things, that any of the Tennenbaum Funds may terminate the Exchange Agreement if the Merger Agreement has been terminated in accordance with its terms or the Offer is terminated or withdrawn by Parent or Purchaser.

This summary of the Exchange Agreement is qualified in its entirety by reference to the complete text of the Exchange Agreement, a copy of which is filed as Exhibit (b)(1) to the Schedule TO.

Equity Commitment Letter

Concurrently with the execution and delivery of the Merger Agreement, Sponsor acting by its general partner Novacap Management Inc., executed and delivered a letter to Parent (which we refer to as the “Equity Commitment Letter”). Subject to the satisfaction or waiver of the Offer Conditions and Sale Transaction conditions set forth in the Exchange Agreement, Sponsor has committed (which we refer to as the, “Commitment”) to contribute or to cause one or more of its affiliates to contribute to Parent approximately $34.2 (which we refer to as the “Equity Financing”). The Commitment is solely for the benefit of Parent, however the Company and the Tennenbaum Funds are express third party beneficiaries of the Equity Commitment Letter are entitled to enforce their rights pursuant to the Company’s right to specific performance in the Merger Agreement (as described above under the heading “Specific Performance”).

Sponsor’s obligation to fund the Commitment will terminate and expire on the earliest occurrence of the following:

•	the Merger Closing;

•	the valid termination of the Merger Agreement and/or the Limited Guarantee in accordance with the terms thereof;

•	the date as of which Sponsor or its affiliates contribute to Parent an amount in cash equal to the Commitment; or

•

the date on which the Company, the Tennenbaum Funds or any of their respective controlled affiliates brings a claim under, or initiates a proceeding against Sponsor or any of its affiliates asserting any theory of liability or obligation against Sponsor or any of its affiliates with respect to the transactions contemplated by the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or the Exchange Agreement, other than (a) liability of Sponsor and any successor entity under the Limited

Guarantee for claims by the Company and/or the Tennenbaum Funds pursuant thereto, (b) liability or obligation of Parent or Purchaser under the Merger Agreement for claims or demands by the Company and/or the Tennenbaum Funds pursuant thereto, (c) liability or obligation of Parent or Purchaser under the Exchange Agreement for claims by the Company and/or the Tennenbaum Funds pursuant thereto, (d) liability or obligation of Novacap Technologies III, L.P. under the confidentiality agreement entered into with the Company for claims or demands by the Company pursuant thereto and (e) liability or obligation of Parent under this letter for claims or demands by the Company and/or the Tennenbaum Funds pursuant to the Equity Commitment Letter;

provided, that Sponsor will not be liable for a breach of its Commitment under Equity Commitment Letter unless Parent is liable for a breach of the Merger Agreement.

Limited Guarantee

Concurrently with the execution and delivery of the Merger Agreement, Sponsor, acting by its general partner Novacap Management Inc., executed and delivered to the Company the Limited Guarantee in respect of the payment obligations of Parent or Purchaser pursuant to the Merger Agreement (which we refer to as the “Limited Guarantee”).

Pursuant to the Limited Guarantee, Sponsor entered into the Limited Guarantee pursuant to which Sponsor has agreed to guarantee to the Company and the Tennenbaum Funds, on the terms and subject to the conditions set forth in the Limited Guarantee, the due and punctual payment in full in cash of all of the payment obligations of Parent and its affiliates (including Purchaser under the Merger Agreement and the Exchange Agreement, in each case when required to be paid by Parent or its affiliates pursuant to and in accordance with the Merger Agreement and/or the Exchange Agreement), up to a maximum aggregate amount of $34.2 million.

The Limited Guarantee will terminate on the earliest of the following to occur:

(i)	the Merger Closing Date;

(ii)	the termination of the Merger Agreement by mutual written consent of Parent and the Company pursuant to the Merger Agreement;

(iii)	the extent the Company terminates the Merger Agreement, in order to accept a Superior Proposal and enter into an Alternative Acquisition Agreement providing for such Superior Proposal immediately following or concurrently with such termination;

(iv)	the date that is one hundred twenty days following the valid termination of the Merger Agreement in accordance with its terms (other than termination for which either clause (ii) or (iii) above applies), unless prior to the expiration of such one hundred twenty day period the Company and/or the Tennenbaum Funds that are party to the Limited Guarantee shall have delivered a written claim to Sponsor or Parent alleging that Parent is liable for any payment obligations under the Merger Agreement or the Exchange Agreement or against Sponsor that amounts are due and owing from Sponsor pursuant to Limited Guarantee, in which case the Limited Guarantee shall survive, solely with respect to amounts so alleged to be owing, until the date on which such claim is finally settled or otherwise resolved in a final judgment; and

(v)	the date on which the Company, the Tennenbaum Funds or any of their respective Affiliates delivers a written notice seeking to impose a monetary liability in excess of the maximum liability under the Limited Guarantee or make any claim other than those arising under the Merger Agreement, Exchange Agreement, the Equity Commitment Letter or the confidentiality agreement entered into between Parent and the Company.

Support Agreements

Substantially simultaneously with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, each of: (i) the Tennenbaum Funds, (ii) Eicon Dialogic Investment SRL, and (iii) Investcorp International Inc., entered into a Support Agreement with Purchaser and Parent, pursuant to which such stockholders, among other things, agreed to tender the Shares beneficially owned by them in the Offer, to support the Merger Agreement, the Merger and the other transactions contemplated thereby, each on the terms and subject to the conditions set forth in the applicable Support Agreement and to waive any of its rights to require the Company to register the Shares. In addition, pursuant to the Support Agreement, each such stockholder waived and agreed not to exercise any rights of appraisal under Section 262 of the DGCL, any dissenters’ rights or any similar rights relating to the Merger that such stockholder may have by virtue of, or with respect to any securities owned by such stockholder. Further, each such stockholder agreed in their respective Support Agreements not to initiate or join and agrees to take all actions necessary to opt out of, any class in any class action with respect to any claim, derivative or otherwise against Parent, Purchaser, the Company or any of its subsidiaries or against Parent or its subsidiaries or affiliates (including, in each case, their respective officers and directors) related to the Merger Agreement and the transactions contemplated thereby. The following table sets forth the name of each such stockholder and their respective Shares, percentage of ownership of outstanding Shares and percentage of Merger Consideration in respect of outstanding Shares, which in each case, has been calculated on a pro forma basis, assuming the completion of the Exchange Agreement Transactions and no other changes in outstanding Shares.

Stockholder	Number of Shares Held	Percentage ownership of outstanding Shares	Percentage of Merger Consideration in respect of outstanding Shares
Special Value Expansion Fund, LLC	9,394,742	12.6%	12.6%
Special Value Opportunities Fund, LLC	22,265,540	29.8%	29.8%
Tennenbaum Opportunities Partners V, LP	35,615,211	47.8%	47.8%
Eicon Dialogic Investment SRL	1,251,163	1.7%	1.7%
Investcorp International Inc.	152,650	0.2%	0.2%

Total	68,679,306	92.1%	92.1%

Based on the foregoing and assuming: (i) no Shares are issued by the Company after the date of this Offer to Purchase, and (ii) the Shares beneficially owned by the stockholders that signed Support Agreements are tendered in the Offer, we and Parent would have sufficient ownership of the outstanding Shares to consummate the Merger pursuant to the “short-form merger” provisions of the DGCL without the approval of any other stockholder of the Company (whether at a meeting or otherwise).

The Support Agreements, and all rights and obligations of the parties to the Support Agreements, will terminate upon expiration of the Offer.

This summary of the Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(3) to the Schedule TO.

13.	PURPOSE OF THE OFFER; PLANS FOR THE COMPANY.

Purpose of the Offer. The purpose of the Offer is for Parent to acquire control of, and the entire equity interest of, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The Merger is the second step in the acquisition of the Company. The purpose of the Merger is for Parent to acquire all Shares not purchased pursuant to the Offer. Upon consummation of the Merger, the Company will become a wholly-owned subsidiary of Parent. As discussed in Section 12 – “The Merger Agreement; Other Agreements – Agreement to Exchange, Tender and Sell” beginning on page 55, after the consummation of the Exchange Agreement Transactions and pursuant to the Support

Agreements, certain stockholders of the Company that will beneficially own, in the aggregate, 92% of the outstanding Shares, have agreed to tender their Shares in the Offer. As a result, if the Offer Closing occurs, we expect to acquire at least 92% of the outstanding Shares.

We currently intend, as soon as practicable after consummation of the Offer, to seek to have the Company consummate the Merger with us. Pursuant to the Merger, the outstanding Shares not owned by us, the Company, Parent or any of our respective subsidiaries or by any stockholders exercising their appraisal rights will be converted into the right to receive cash in an amount equal to the same price per Share paid with respect to such class of Shares pursuant to the Offer, without interest and less any applicable withholding taxes.

Plans for the Company. It is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive assessment of the Company’s business, operations, capitalization and management and Parent expressly reserves the right to make any changes that it deems necessary, appropriate or convenient to optimize the Company’s potential in light of Parent’s review or in light of future developments. Such changes could include, among other things, changes in the Company’s business, corporate structure, assets, properties, marketing strategies, capitalization, management, personnel or dividend policy and changes to the Surviving Corporation’s organizational documents.

At the Effective Time, directors of Purchaser immediately prior to the Effective time shall be the directors of the Surviving Corporation immediately following the Effective Time and such directors shall serve until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Except as set forth in this Offer to Purchase, neither Parent nor we have any current plans or proposals which relate to or would result in: (i) any extraordinary transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries, except for some corporate restructuring described in the disclosure schedules to the Merger Agreement, including but not limited to certain Company actions to eliminate dormant subsidiaries and to eliminate intercompany loans shall have been completed to Parent’s reasonable judgment; (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, except as pursuant to the Merger Agreement, (iv) any change in the current Board of Directors or management of the Company, except as set forth in the Merger Agreement; (v) any other material change in the Company’s corporate structure, except as described in the disclosure schedules to the Merger Agreement or business; (vi) any class of equity security of the Company being delisted from a national stock exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association or (vii) any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Statutory Requirements. Section 253 of the DGCL provides that, if a parent company owns at least 90% of the issued and outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval or consent of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, we would have to own at least 90% of the issued and outstanding Shares (which is necessary to satisfy the Minimum Tender Condition). If we are able to consummate the Merger pursuant to these provisions of the DGCL, the consummation of the Merger would take place as soon as practicable after the Acceptance Time, without any notice to or approval or consent of the other holders of Shares. If we own, by virtue of the Offer or otherwise, 90% or more of the issued and outstanding shares of the Shares, we, Parent and the Company will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable in accordance with these “short-form” merger procedures set forth in Section 253 of the DGCL.

Going-Private Transactions. Pursuant to Rule 13e-3(g)(1) under the Exchange Act, the Merger will not be considered a “going private transaction” subject to Rule 13e-3 because the Merger will occur within one year after the Offer Closing, the Offer is being made for all outstanding Shares, the intention to consummate the Merger immediately after the Offer Closing has been fully disclosed and the consideration to be given to stockholders pursuant to the Merger is the same consideration that the stockholders will receive in the Offer.

14.	DIVIDENDS AND DISTRIBUTIONS.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, the Company shall not, nor shall it permit any of its subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other equity interest or set any record date therefor (other than dividends paid by a wholly owned Company subsidiary to the Company or to any other wholly owned Company subsidiary) or enter into any agreement with respect to the voting of its capital stock or other equity interest.

15.	POSSIBLE EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; STOCK EXCHANGE LISTING; MARGIN REGULATIONS AND EXCHANGE ACT REGISTRATION.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser and its affiliates. Neither Purchaser nor its affiliates can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Currently, the Common Stock is quoted on OTCQB. Pursuant to the Merger Agreement, the Company has agreed to cooperate and use reasonable commercial efforts to cause the delisting of the Common Stock from OTCQB and the deregistration of such Shares under the Exchange Act at or as promptly as practicable after the Effective Time. To the fullest extent possible under applicable laws and the rules of OTCQB, Parent intends to cause the delisting of the Common Stock by OTCQB following consummation of the Merger. For more information, see Section 12 – “The Merger Agreement; Other Agreements” beginning on page 37.

Exchange Act Registration. The Common Stock is currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if the Common Stock is not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Common Stock under the Exchange Act would substantially reduce the information required to be furnished by the Company to holders of Common Stock and to the SEC and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement in connection with stockholders’ meetings pursuant to Section 14(a) or 14(c) of the Exchange Act and the related requirements of an annual report, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. In addition, “affiliates” of the Company and persons holding “restricted securities” of the Company may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Shares Act. If registration of the Common Stock under the Exchange Act was terminated, the Common Stock would no longer be eligible for periodic reporting. We currently intend to seek to cause the Company to terminate the registration of the Common Stock under the Exchange Act as soon after consummation of the Merger as the requirements for termination of registration are met.

Margin Regulations. The margin requirements under Section 7 of the Exchange Act and the related regulations thereunder are inapplicable.

16.	CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS.

General. Based upon our examination of publicly available information filed by the Company with the SEC and other information concerning the Company provided to us by or on behalf of the Company, and except as set forth below, neither us nor Parent is aware of: (i) any government license or other regulatory permit that appears to be material to the business of the Company or any of its subsidiaries, taken as a whole, which might be adversely affected by the acquisition of Shares by us pursuant to the Offer or (ii) except as discussed in this Section 16, of any approval or other action by any U.S. (federal or state) or non-U.S. governmental entity which would be required prior to the acquisition of Shares by us pursuant to the Offer. Should any such approval or other action be required, except as set forth below, it is our current intention to seek such approval or action. We do not currently intend, however, to delay the purchase of Shares tendered pursuant to the Offer pending the outcome of any such action or the receipt of any such approval (subject to our right to decline to purchase Shares if any of the conditions described in Section 2 – “Certain Conditions of the Offer” beginning on page 15 shall have occurred). There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, us or Parent or that certain parts of the businesses of the Company, us or Parent might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval or other action or in the event that such approval was not obtained or such other action was not taken. Our obligation under the Offer to accept for payment and pay for Shares is subject to certain conditions, including conditions relating to the legal matters discussed in this Section 16. For more information regarding certain conditions of the Offer, see Section 2 – “Certain Conditions of the Offer” beginning on page 15.

State Takeover Laws.

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated in such states or that have substantial assets, stockholders, principal executive offices or principal places of business therein.

•	Section 203 of the DGCL prohibits an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with certain Delaware corporations for three years following the time such person became an interested stockholder, unless: before such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, only for purposes of determining the number of shares of voting stock outstanding (but not for determining the number of shares of outstanding voting stock owned by the interested stockholder), stock held by (i) directors who are also officers and (ii) employee stock plans that do not allow plan participants to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or

•	following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

In connection with its approval of the Merger Agreement, the Exchange Agreement, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange Agreement Transactions), the Company Board, for purposes of Section 203 of the DGCL and the requirements of any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws of any jurisdiction, adopted a resolution approving the Merger Agreement, the Exchange Agreement, the Support Agreements and the transactions contemplated thereby (including the Offer, the Merger and the Exchange).

17.	APPRAISAL RIGHTS.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Company who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to demand appraisal for the “fair value” of their shares in accordance with Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL.

The Merger is anticipated to be consummated through a short-form procedure under Section 253 of the DGCL. Either a constituent corporation before the effective time of the Merger or the Surviving Corporation within 10 days thereafter, will be required to send a notice to each stockholder who is entitled to appraisal rights of the approval of the Merger and that appraisal rights are available and include a copy of Section 262 of the DGCL. Such notice shall also notify stockholders of the effective time of the Merger.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO DEMAND APPRAISAL IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO DEMAND APPRAISAL WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

EACH OF PARENT, PURCHASER AND THE COMPANY HAS ACKNOWLEDGED AND AGREED IN THE MERGER AGREEMENT THAT, IN ANY APPRAISAL PROCEEDING UNDER SECTION 262 OF THE DGCL, THE DELIVERY BY PURCHASER OF CASH IN PAYMENT FOR THE SHARES SHALL NOT BE CONSIDERED IN CONNECTION WITH THE DETERMINATION OF THE FAIR VALUE OF ANY SHARES THAT ARE ISSUED AND OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME AND HELD BY A STOCKHOLDER WHO IS ENTITLED TO DEMAND, AND WHO HAS PROPERLY DEMANDED, APPRAISAL OF SUCH SHARES PURSUANT TO, AND WHO COMPLIES WITH, SECTION 262 OF THE DGCL.

18.	FEES AND EXPENSES.

Parent has retained the Depositary in connection with the Offer. We will pay the Depositary reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including under federal securities laws.

We will not pay any fees or commissions to any broker, dealer or any other person (other than the Depositary) for soliciting tenders of Shares pursuant to this Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by us for customary handling and mailing expenses incurred by them in forwarding material to their customers.

19.	MISCELLANEOUS.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF US NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

Pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, Parent, Sponsor and we have filed with the SEC the Schedule TO, together with exhibits, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the same manner as set forth in Section 8 – “Certain Information Concerning the Company” beginning on page 24.

Dialogic Merger Inc.

Dated: October 24, 2014

SCHEDULE 1

INFORMATION CONCERNING THE DIRECTORS, EXECUTIVE OFFICERS AND

OTHER RELATED PERSONS OF PARENT, PURCHASER AND SPONSOR

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PARENT.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment, the business address where such occupation or employment is conducted and material occupations, positions, offices or employments for the past five years, including the start and end dates, principal business and address at which such occupations or positions were held, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6. The telephone number at that address is 450-651-5000. Each such person is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Parent.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Stéphane Tremblay (President and Director of Parent)

Present:

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

•    Secretary for PM-Strem Management Inc., 201-167, Fleury West, Mtl, H3L 1T6 from 2007

Past:

•    Consultant for Novacap Technologies III, L.P. from 2007 to April 2014

François Laflamme (Secretary and Director of Parent)

Present:

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

Past:

•    Senior Advisor for Novacap Technologies III, L.P. from 2012 to April 2014

•    Vice-President, Product Management for CommScope from 2011 to 2012, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

•    President and CEO of LiquidxStream Systems Inc from 2006 to 2011, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

David Lewin (Director of Parent)	Present • Vice President of Novacap Management Inc. since October 2013

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years

Past

•   President of Gestion de Capitaux Dominion Inc. October 2012 to October 2013, 7400 boul. Taschereau, CP 92110, Brossard Quebec, J4W 3K8, Canada

•   Manager of Novacap Management Inc. from January 2011 to October 2012

MBA Student at McGill University September 2009 to December 2010

Stéphane Blanchet (Assistant Secretary of Parent)	Chief Financial Officer of the Novacap Group since 2007

2.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment, the business address where such occupation or employment is conducted and material occupations, positions, offices or employments for the past five years, including the start and end dates, principal business and address at which such occupations or positions were held, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6. The telephone number at that address is 450-651-5000. Each such person is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Purchaser.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Stéphane Tremblay (President and Director of Purchaser)

Present:

•   Senior Partner for Novacap TMT IV, L.P. since April 2014

•   Secretary for PM-Strem Management Inc., 201-167, Fleury West, Mtl, H3L 1T6 from 2007

Past:

•   Consultant for Novacap Technologies III, L.P. from 2007 to April 2014

François Laflamme (Secretary and Director of Purchaser)

Present:

•   Senior Partner for Novacap TMT IV, L.P. since April 2014

Past:

•   Senior Advisor for NovacapTechnologies III, L.P. from 2012 to April 2014

•   Vice-President, Product Management for CommScope from 2011 to 2012, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

•   President and CEO of LiquidxStream Systems Inc from 2006 to 2011, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years

David Lewin (Director of Purchaser)

Present

•   Vice President of Novacap Management Inc. since October 2013

Past

•   President of Gestion de Capitaux Dominion Inc. October 2012 to October 2013, 7400 boul. Taschereau, CP 92110, Brossard Quebec, J4W 3K8, Canada

•   Manager of Novacap Management Inc. from January 2011 to October 2012

MBA Student at McGill University September 2009 to December 2010

Stéphane Blanchet (Assistant Secretary of Purchaser)	Chief Financial Officer of Novacap Group since 2007

3.	SPONSOR

Novacap TMT IV, L.P. is a limited partnership organized under the laws of Quebec. Novacap TMT IV, L.P. is engaged in the business of making private equity and other types of investments and is affiliated with other entities, which we refer to as the “Novacap Group”.

Novacap Management Inc. is the general partner of Novacap TMT IV, L.P. Novacap Management Inc. is a corporation organized under the laws of Canada Business Corporations Act, the principal business of which is acting as general partner of Novacap TMT IV, L.P. and other private equity funds.

The following table sets forth the name, country of citizenship, current business address, current principal occupation or employment, the business address where such occupation or employment is conducted and material occupations, positions, offices or employments for the past five years, including the start and end dates, principal business and address at which such occupations or positions were held, of each of the individuals listed below. Unless otherwise indicated, the current business address of each person is 210-375 boul. Roland-Therrien, Longueuil, Quebec, Canada J4H 4A6. The telephone number at that address is 450-651-5000. Each such person is a citizen of Canada. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Sponsor. The control of Novacap TMT IV, L.P., its investments and portfolio companies has been given to the TMT IV Investment Committee, the decisions for investments and portfolio company are taken at this level by a majority of 66 2/3% of the members. Members of the TMT IV Investment Committee are listed below.

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years
Pascal Tremblay	President Managing Partner of Novacap TMT IV, L.P. President and Managing Partner for Novacap Technologies III, L.P. since 2007

Name, Citizenship and Current Business Address	Present Principal Occupation or Employment: Material Positions Held During the Past Five Years

Stéphane Tremblay

Present:

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

•    Secretary for PM-Strem Management Inc., 201-167, Fleury West, Mtl, H3L 1T6 from 2007

Past:

•    Consultant for Novacap Technologies III, L.P. from 2007 to April 2014

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

•    General Partner for Novacap Technologies III, L.P. since 2007

Alain Bélanger	Senior Partner for Novacap TMT IV, L.P. since April 2014 General Partner for Novacap Technologies III, L.P. since 2007

François Laflamme

Present:

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

Past:

•    Senior Advisor for Novacap Technologies III, L.P. from 2012 to April 2014

•    Vice-President, Product Management for CommScope from 2011 to 2012, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

•    President and CEO of LiquidxStream Systems Inc from 2006 to 2011, 8480 Boul. du Golf, Montréal, Québec H1J 3A1

Thadeus Mocarski, US citizen

Present

•    Senior Partner for Novacap TMT IV, L.P. since April 2014

Past:

•    Senior Advisor for Novacap Technologies III, L.P. from 2012 to April 2014

2010-2013 – Bank Street Capital Partners, Senior Managing Director of PE firm, 2 Landmark Square, Stamford, CT

2009-2010 – Key Venture Partners, Managing Director of PE firm, 1000 Winter Street, Waltham, MA

Stéphane Blanchet	Chief Financial Officer for the Novacap Group since 2007

Marc Beauchamp	Chairman of the Novacap Group since 2007

The Letter of Transmittal and certificates evidencing Shares and Warrants and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail:	By overnight or courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, Rhode Island 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, Massachusetts 02021